Exhibit 99.1

Notice of Meeting

and

Management Information Circular

for the

Annual Meeting of Shareholders

April 1, 2025

at 11:00 a.m. (Toronto time)

Virtual Meeting via Live Webcast

www.virtualshareholdermeeting.com/CIGI2025

Dear Shareholders,

Through decades of honing our unique business model, we have transformed Colliers into a stronger, more resilient professional services and investment management company.

We are excited to begin 2025 in a very strong position with robust momentum across each of our business segments – Real Estate Services, Engineering and Investment Management. In 2024, Colliers surpassed $4.8 billion in revenues, driven by both solid organic growth and acquisitions. Our recurring services now account for over 70% of earnings, providing our company with balance and stability through all market cycles, as well as multiple growth opportunities to continue to deliver value for shareholders.

Our performance attests to the bold steps we’ve taken to reposition Colliers as a more resilient and diversified growth company. Over the years, we have aggressively expanded our top-tier, global Real Estate Services business and added new, high-value growth engines – Investment Management in 2016 and Engineering in 2020. Our company, whose leadership team holds an enviable 30-year track record of achievement, offers one-of-a-kind exposure to vast end markets around the world.

Our north star has always been The Colliers Way – a proven operating model that we have refined over time, blending our unique enterprising culture and way of doing business with a balanced strategy of strong internal growth and acquisitions. Last year, we completed a total of seven acquisitions, one of which established a substantial new engineering business across Canada with 2,800 professionals and complements our Engineering operations in other regions.

In 2025, we are accelerating our plans to integrate and streamline our Investment Management operations, setting the stage for future opportunities in that segment while creating optionality as we continue to build one of the world’s leading mid-market alternative asset managers with nearly $100 billion of assets under management.

To further fortify our financial position, Colliers completed a $300 million equity offering and we entered 2025 with over $1.2 billion of available liquidity to fund future growth. The confidence shown by our investors reflects their deep trust in our strategy, potential and history of success over many years.

As Colliers continues to grow, we welcomed John Sullivan, former long-time president and CEO of Cadillac Fairview, to our Board of Directors. John’s extensive real estate sector experience and leadership will be invaluable in strengthening our global operating platform and advancing our strategy. I would also like to express our sincere gratitude to Chris Galvin for his many years of dedicated service as a respected board member.

Across our company, we have a deep bench. Our talent can be found wherever our clients do business, and our culture is unified and hard to replicate. In fact, it is our 23,000 passionate professionals who are the cornerstone of our success. Their deep expertise, collaborative mindset and determination to bring the best of Colliers to each client engagement have continued to accelerate our growth despite macroeconomic headwinds. We are committed to helping everyone thrive through our people strategies, and consistently attracting, developing, retaining and rewarding top talent.

Tailored training, resource groups, and mentorship programs are just some of the ways in which we are fostering a supportive workplace where everyone can thrive. Furthermore, our global volunteer programs have outstanding participation rates, showcasing our teams’ unwavering commitment to supporting our communities. Full details of these and other programs are available in our annual Global Sustainability Report.

We were delighted to be recognized once again on Forbes’ list of World’s Best Employers, included among the top 100 professional services firms by IAOP, and named World’s Best Real Estate Advisor by Euromoney. I want to express my appreciation to all Colliers professionals for making this a tremendous place to work.

Investing in our IT teams and initiatives remains a top priority. We take a pragmatic, tailored approach to develop and deploy technology solutions that will provide our clients with the best insights while streamlining and simplifying the way we do business. A few examples include AI-powered tools that design and assess efficient workplaces, provide portfolio strategy recommendations and assist with lease abstraction.

Delivering approximately 20% compound annual investment returns for shareholders over three decades is an impressive feat and reflects the powerful combination of our proven business model, visionary leadership, and exceptional talent. Investors would be hard pressed to find an organization in our industry with a more robust approach and committed leadership team to deliver long-term value.

Thank you to our clients, Board of Directors, business leaders, professionals, and shareholders for your steadfast support. I firmly believe we have a bright future ahead and I look forward to building on our leading position and maximizing the potential of the built environment with you.

Sincerely,

Jay S. Hennick
Global Chairman and Chief Executive Officer

COLLIERS INTERNATIONAL GROUP INC.

ANNUAL MEETING OF SHAREHOLDERS

THIS BOOKLET EXPLAINS:

•	Details of the matters to be voted upon at the annual meeting (the "Meeting") of shareholders of Colliers International Group Inc. ("Colliers"); and
•	How to exercise your vote even if you are unable to virtually attend the Meeting.

THIS BOOKLET CONTAINS:

•	The notice of annual meeting of shareholders (the "Notice of Meeting");
•	A management information circular (the "Circular"); and
•	For registered shareholders, a form of proxy (a "Form of Proxy"), and for beneficial shareholders, a voting instruction form, that may be used to vote their shares without attending the Meeting.

This Circular and Form of Proxy are furnished in connection with the solicitation of proxies by or on behalf of management of Colliers for use at the Meeting to be held on April 1, 2025, at 11:00 a.m. (Toronto time).

At the Meeting, management will report on Colliers' performance for the year ended December 31, 2024 and Colliers' plans for the coming year. The Meeting will deal with, among other things, the usual matters of governance, including the presentation of financial results, the election of directors and the appointment of auditors and a non-binding advisory resolution on Colliers' approach to executive compensation. Your presence, or at least your vote if you are unable to attend the Meeting virtually, is important.

REGISTERED SHAREHOLDERS

A Form of Proxy is enclosed that may be used to vote your shares if you are unable to attend the Meeting virtually. Instructions on how to vote using this Form of Proxy are found in the Circular.

NON-REGISTERED BENEFICIAL SHAREHOLDERS

If your shares are held on your behalf, or for your account, by a broker, securities dealer, bank, trust company or similar entity (an "Intermediary"), you must carefully follow the instructions provided by your Intermediary with this booklet.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by Colliers is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the "US Exchange Act"), by virtue of an exemption applicable to proxy solicitations by "foreign private issuers" as defined in Rule 3b-4 under the US Exchange Act. Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the US Exchange Act.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting (the "Meeting") of the shareholders of Colliers International Group Inc. ("Colliers") will be held virtually on April 1, 2025, at 11:00 a.m. (Toronto time) for the following purposes:

1.	to receive the audited consolidated financial statements of Colliers for the year ended December 31, 2024 and the Report of Independent Registered Public Accounting Firm thereon;
2.	to appoint PricewaterhouseCoopers LLP as the independent registered public accounting firm of Colliers and to authorize the directors to fix their remuneration;
3.	to elect the directors of Colliers for the ensuing year;
4.	to consider and, if deemed advisable, pass a non-binding advisory resolution on Colliers' approach to executive compensation; and
5.	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The board of directors of Colliers has fixed the close of business on February 21, 2025 as the record date for determining shareholders of record who are entitled to receive notice of the Meeting and to attend and vote at the Meeting, or at any adjournment(s) or postponement(s) thereof.

Colliers will be holding the Meeting virtually this year. Registered shareholders and duly appointed proxyholders will have the opportunity to attend the meeting online, submit questions, and vote in real time through a web-based platform instead of attending the meeting in person. Non-registered or beneficial shareholders who have not appointed themselves as proxyholder will be able to attend the meeting as guests and ask questions, but will not be able to vote. Shareholders will not be able to attend the meeting in person. Colliers encourages all shareholders to vote in advance of the Meeting by proxy. Please see the section entitled "Virtual Meeting" on page 2 of the Management Information Circular accompanying this Notice (the “Circular”) for detailed instructions on how to attend and participate at the meeting.

In order to attend the Meeting virtually, shareholders are required to log in to www.virtualshareholdermeeting.com/CIGI2025 at least fifteen (15) minutes prior to the start of the Meeting. Alternatively, shareholders can take steps to submit their votes by proxy by following the instructions below and as further set out in the accompanying Circular.

If you are a registered shareholder and are unable to attend the Meeting virtually, please complete, sign, date and return the enclosed form of proxy to Broadridge in the business reply envelope provided, or complete the form of proxy by such other method as is identified, and pursuant to any instructions contained, in the form of proxy. In order to be valid for use at the Meeting, proxies must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment(s) or postponement(s) thereof.

If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting.

Further information with respect to voting by proxy is included in the accompanying Circular.

DATED at Toronto, Ontario this 13th day of February, 2025.

By Order of the Board of Directors

Matthew Hawkins
Senior Vice President, Legal and Corporate
Secretary

MANAGEMENT INFORMATION CIRCULAR

ANNUAL MEETING OF SHAREHOLDERS

April 1, 2025

GENERAL PROXY MATTERS

Introduction

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of management (“Management”) of Colliers International Group Inc. (“Colliers”) and its board of directors (the “Board”) for use at the annual meeting of shareholders of Colliers (the “Meeting”) to be held virtually for the purposes set forth in the accompanying notice of Meeting (the “Notice of Meeting”), and at any adjournment(s) or postponement(s) thereof. The Circular’s purpose is to:

  explain how you, as a shareholder of Colliers, can vote at the Meeting, either in person or by transferring your vote to someone else to vote on your behalf;
  request that you authorize the Lead Director (or his alternate) to vote on your behalf in accordance with your instructions set out on the accompanying form of proxy;
  inform you about the business to be conducted at the Meeting, including the election of directors of Colliers, the appointment of the independent registered public accounting firm of Colliers for the coming year and a non-binding advisory resolution on Colliers’ approach to executive compensation; and
  give you some important background information to assist you in deciding how to vote.

Colliers provides detailed information on its business and financial results on its website located at www.colliers.com. Colliers’ news releases and other prescribed documents are required to be filed on the electronic database maintained by the Canadian Securities Administrators (known as SEDAR+) located at www.sedarplus.ca and by the U.S. Securities and Exchange Commission (the "SEC") (known as EDGAR) located at www.sec.gov. A copy of this Circular is available on SEDAR+ and EDGAR.

Unless otherwise specifically stated, all information set forth herein is given as at February 13, 2025. In this Circular, references to "$", "C$" and "Canadian dollars" are to the lawful currency of Canada and references to "US$" and "United States dollars" are to the lawful currency of the United States of America. All dollar amounts herein are in Canadian dollars, unless otherwise stated. The address of the registered office of Colliers is 1140 Bay Street, Suite 4000, Toronto, Ontario M5S 2B4.

Virtual Meeting

The Meeting is being held in a virtual-only format. The Meeting will be hosted online by way of a live audio webcast. Shareholders will not be able to attend the Meeting in person.

Shareholders who wish to attend the Meeting virtually can do so by visiting www.virtualshareholdermeeting.com/CIGI2025, entering the control number located on their form of proxy or voting instruction form and logging in at least fifteen (15) minutes prior to the start of the Meeting. Shareholders unable to attend the Meeting virtually will also be able to listen to a recorded version of the Meeting at a later date, as one will be made available on Colliers' website.

Attending the Meeting online enables registered shareholders and duly appointed proxyholders to participate at the Meeting. Registered shareholders and duly appointed proxyholders can vote at the appropriate times during the Meeting.

It is recommended that shareholders and proxyholders submit their questions as soon as possible during the Meeting so they can be addressed at the right time. Questions may be submitted in writing by using the relevant dialog box in the function “Ask a question” during the Meeting. All shareholders and duly appointed proxyholders may ask questions during the question period.

The Chair of the Meeting and/or other members of management present at the Meeting will answer questions relating to matters to be voted on before a vote is held on each matter, if applicable. General questions will be addressed by the Chair of the Meeting and other members of management at the end of the Meeting during the question period.

So that as many questions as possible are answered, shareholders and duly appointed proxyholders are asked to be brief and concise and to address only one topic per question. Questions from multiple shareholders on the same topic or that are otherwise related will be grouped, summarized and answered together.

All shareholder questions are welcome. However, Colliers does not intend to address questions that:

•	are irrelevant to Colliers or to the business of the meeting;

•	are related to non-public information;

•	are derogatory or otherwise offensive;

•	are repetitive or have already been asked by other shareholders;

•	are in furtherance of a shareholder’s personal or business interests; or

•	are out of order or not otherwise appropriate as determined by the chair or Secretary of the Meeting in their reasonable judgment.

For any questions asked but not answered during the Meeting, a member of Colliers’ management will contact such shareholder to respond to its question to the extent the shareholder has provided its email address when submitting its question.

In the event of technical malfunction or other significant problem that disrupts the Meeting, the Chair of the Meeting may adjourn, recess, or expedite the Meeting, or take such other action as the Chair determines is appropriate considering the circumstances.

Solicitation of Proxies

The form of proxy accompanying this Circular is being solicited on behalf of Management in connection with the Meeting. The solicitation of proxies will be primarily by mail, but some proxies may be solicited by newspaper publication, personal interviews, email, telephone or facsimile communication by directors, officers or employees (or representatives thereof) of Colliers, who will not be specifically compensated therefor, or agents of Colliers who will be specifically compensated therefor.

Management does not intend to pay for intermediaries to forward to objecting beneficial owners under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer this Circular and related Meeting materials, and in the case of an objecting beneficial owner, the objecting beneficial owner will not receive these materials unless the objecting beneficial owner's intermediary assumes the cost of delivery.

Information for Registered Shareholders

A registered holder may vote in any of the ways set out below:

Virtually at the Meeting: A registered shareholder who wishes to vote virtually at the Meeting should not complete or return the form of proxy included with this Circular, and instead will have their votes taken virtually at the Meeting. The control number located on the form of proxy or in the email notification you received is required to log in to the Meeting.

Voting by Internet: A registered shareholder may submit his or her proxy over the Internet by going to www.proxyvote.com and entering the 16-digit control number noted on the form of proxy.

Voting by Mail: Complete, sign, date and return the form of proxy to Data Processing Center, PO Box 3700, STN Industrial Park, Markham, Ontario, L3R 9Z9.

Information for Non-Registered Shareholders

Holders of Shares who are Non-Registered Shareholders

Subject to applicable laws, the only shareholders entitled to vote at the Meeting are those whose names have been entered into Colliers' register as holders of subordinate voting shares or multiple voting shares (each, a "Registered Shareholder"). However, the shares of the majority of Colliers' shareholders are not held in their own name, but rather are registered in the name of nominee accounts (the "Non-Registered Shareholders"), usually The Canadian Depository for Securities Limited ("CDS"). CDS acts as clearing agent for brokers and other intermediaries (the "Intermediaries") who, in turn, act on behalf of the holders of Colliers shares.

As a result, Non-Registered Shareholders can only exercise their rights as beneficial owners of voting shares through CDS or a participant in the CDS depository service. This means that in order for Non-Registered Shareholders to exercise their rights to vote their shares at the Meeting, they must provide voting instructions to the Registered Shareholder.

If Non-Registered Shareholders wish to vote their shares, they must carefully review and follow the voting instructions provided by their Intermediary.

Delivery of Voting Instructions by Non-Registered Shareholders

Applicable regulatory policies require Intermediaries to seek voting instructions from Non-Registered Shareholders in advance of shareholder meetings. Each Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Shareholders in order to ensure their Colliers shares are voted at the Meeting. Generally, Non-Registered Shareholders who receive meeting materials will be given either:

(a)	a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Colliers shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. This form of proxy need not be signed by the Non-Registered Shareholder. In this case, the Non-Registered Shareholder who wishes to submit a proxy should complete the rest of the form of proxy and deliver the proxy in accordance with the instructions provided by the Intermediary; or

(b)	a voting instruction form which must be completed and signed by the Non-Registered Shareholder in accordance with the directions on the voting instruction form and returned to the Intermediary or its service company. In some cases, the completion of the voting instruction form by telephone or the internet is permitted.

The purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Colliers shares that they beneficially own. These procedures do not permit a Non-Registered Shareholder to vote Colliers shares virtually at the Meeting unless they appoint themselves, or some other individual who need not be a shareholder.

Voting at the Meeting by Non-Registered Shareholders

A Non-Registered Shareholder who receives a form of proxy or a voting instruction form and wishes to vote at the Meeting virtually should, in the case of a form of proxy, strike out the names of the persons designated in the form of proxy and insert the Non-Registered Shareholder's name in the blank space provided or, in the case of a voting instruction form, follow the corresponding directions on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

Appointment of Proxyholder

The individuals specified as proxyholders in the enclosed form of proxy are representatives of Management and are directors and/or officers of Colliers. A shareholder may, by properly marking, executing and depositing the accompanying form of proxy or voting instruction form, appoint as proxyholder the individuals named in the accompanying form of proxy or voting instruction form, or some other individual or entity, who need not be a shareholder. This latter right may be exercised by striking out the names of the designated individuals and inserting the name of such other proxyholder in the blank space provided in the enclosed form of proxy or voting instruction form or by completing another proxy in proper form. The proxyholder may virtually attend and act for the shareholder at the Meeting and any adjournment(s) or postponement(s) thereof.

If you are a registered shareholder and wish to vote at the Meeting you can log on to the virtual meeting using the 16-digit control number located on your form of proxy. A registered or beneficial shareholder who wishes to have a third-party virtually attend and vote on your behalf, MUST submit your form of proxy or voting instruction form, appointing that third-party as proxyholder.

We encourage you to appoint yourself or such other person (other than the named proxyholders) online at www.proxyvote.com as this will reduce the risk of any mail disruptions in the current environment and will allow you to share the Appointee Information you have created with any other person you have appointed to represent you at the Meeting more easily. If you do not designate the Appointee Information when completing your form of proxy or voting information form or if you do not provide the exact Appointee Identification Number and Appointee Name to any other person (other than the named proxyholders) who has been appointed to access and vote at the Meeting on your behalf, that other person will not be able to access the Meeting and vote on your behalf.

You must provide your Appointee the exact name and eight-character Appointee Identification Number to access the Meeting. Appointees can only be validated at the Meeting using the exact name and eight-character Appointee Identification Number you enter.

If you do not create an eight-character Appointee Identification Number, your appointee will not be able to access the Meeting.

Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting. Failure to provide the proxyholder with your eight-character Appointee Identification Number and the exact Appointee Name will result in the proxyholder not being able to ask questions or vote at the Meeting.

If you are a Non-Registered Shareholder located in the United States and wish to vote at the Meeting or, if permitted, appoint a third-party as your proxyholder, you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the voting instruction form sent to you, and contact your intermediary to obtain instructions on how to obtain credentials to attend and vote at the virtual meeting.

Execution and Deposit of Proxy

If a shareholder is an individual, the form of proxy must be executed by the shareholder or a duly authorized attorney of the Registered Shareholder. If a shareholder is a corporation or other form of entity, the form of proxy must be executed by a duly authorized attorney or officer of the corporation or other form of entity. Where a form of proxy is executed by an attorney or officer of a corporation or other form of entity, the authorizing documents (or notarized copies thereof) may be requested to accompany the form of proxy. To be valid, an executed form of proxy must be received at the offices of Broadridge, 2601-14th Avenue, Markham, Ontario, Canada, L3R 0H9, or if by such other method as is identified in the form of proxy, in accordance with the instructions set out in the form of proxy, in any case, not later than 11:00 a.m. (Toronto time) on March 28, 2025 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion without notice.

Manner Proxies Will Be Voted

The Colliers shares represented by the accompanying form of proxy will be voted for, against or be withheld from voting, as the case may be, on any ballot that may be called for at the Meeting and, subject to the provisions of the Business Corporations Act (Ontario) ("OBCA"), where a choice is specified in respect of any matter to be acted upon, will be voted in accordance with the specification made. If a shareholder does NOT specify how to vote on a particular matter, the proxyholder is entitled to vote the Colliers shares as he or she sees fit. Please note that if a completed form of proxy does not specify how to vote on any particular matter, and if a shareholder has authorized either of the individuals named therein to act as proxyholder (by leaving the line for the proxyholder's name blank on the form of proxy), your Colliers shares will be voted at the Meeting as follows:

•	FOR the election of the ten nominees to the board of directors of Colliers;
•	FOR the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the independent registered public accounting firm of Colliers and to authorize the board of directors of Colliers to fix their remuneration; and
•	FOR the approval of the non-binding advisory resolution on Colliers' approach to executive compensation.

For more information on these matters, please see the section entitled "Business of the Meeting" below. If any other matters properly arise at the Meeting that are not described in the Notice of Meeting, or if any amendments are proposed to the matters described in the Notice of Meeting, a proxyholder is entitled to vote the Colliers shares as he or she sees fit. The Notice of Meeting sets out all the matters to be determined at the Meeting that are known to Management as of February 13, 2025.

Revocability of Proxy

A shareholder giving a proxy has the power to revoke it. Such revocation may be made by the shareholder attending the Meeting, duly executing another form of proxy bearing a later date and depositing it before the specified time, or may be made by written instrument revoking such proxy executed by the shareholder or by his or her attorney authorized in writing and deposited either at the registered office of Colliers at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chair of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law. If such written instrument is deposited with the Chair of the Meeting on the day of the Meeting or any adjournment thereof, such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

If you are using a 16-digit control number located on your form of proxy to log in to the Meeting, you will not be revoking any previously submitted proxies. However, if you vote on a ballot you will be revoking any and all previously submitted proxies. If you DO NOT wish to revoke your previously submitted proxies, do not vote at the Meeting. You may also choose to enter the Meeting as a guest.

Quorum

The by-laws of Colliers provide that the presence of any two shareholders entitled to vote at the Meeting, whether present in person or represented by proxy, constitutes a quorum. If a quorum is present at the opening of the Meeting, the shareholders present or represented by proxy may proceed with the business of the Meeting, notwithstanding that a quorum is not present throughout the Meeting.

Voting Results

Voting results of the Meeting will be filed on SEDAR+ at www.sedarplus.ca following the Meeting. Voting results on each of the matters voted on at Colliers' annual meeting of shareholders held on April 2, 2024 (together with the preceding year) are as follows:

Brief Description of Matter Voted Upon	Outcome of the Vote(1)
	2024		2023
	Approved	By	Approved	By
Appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm of Colliers	Yes	96.66%	Yes	89.43%
The election of each of the following nominees as members of the Board:
John (Jack) P. Curtin, Jr. Christopher Galvin Jane Gavan Stephen J. Harper Jay S. Hennick Katherine M. Lee Poonam Puri Benjamin F. Stein L. Frederick Sutherland Edward Waitzer	Yes Yes Yes Yes Yes Yes Yes Yes Yes Yes	99.27% 99.74% 92.63% 99.32% 98.61% 95.33% 96.48% 96.94% 99.05% 99.53%	Yes Yes Yes Yes Yes Yes Yes Yes Yes N/A	88.36% 98.67% 78.28% 97.58% 97.58% 91.39% 93.29% 91.49% 97.68% N/A
Amendment to Colliers Stock Option Plan	Yes	73.25%	N/A	N/A
Advisory resolution regarding executive compensation	Yes	92.17%	Yes	61.43%
__________
Notes:
(1)	In 2024 and 2023, the number of votes listed in the above table reflects proxies received by Management in advance of the applicable meeting.

Authorized Capital, Outstanding Shares and Principal Holders of Shares

The authorized capital of Colliers consists of an unlimited number of preference shares, issuable in series, an unlimited number of subordinate voting shares (the "Subordinate Voting Shares") and an unlimited number of multiple voting shares (the "Multiple Voting Shares", and together with the Subordinate Voting Shares, the "Common Shares"). The holders of Subordinate Voting Shares are entitled to one (1) vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of Colliers. The holders of Multiple Voting Shares are entitled to twenty (20) votes in respect of each Multiple Voting Share held at all meetings of the shareholders of Colliers. Voting at the Meeting will be by show of hands, except where a ballot is demanded by a shareholder or proxyholder entitled to vote at the Meeting.

As at February 13, 2025, Colliers has outstanding 49,284,982 Subordinate Voting Shares (having 65.0% of the total votes attached to all Common Shares) and 1,325,694 Multiple Voting Shares (having 35.0% of the total votes attached to all Common Shares). Only those holders of outstanding Common Shares of record at the close of business on February 21, 2025 (the "Record Date") are entitled to vote their Common Shares at the Meeting or any adjournment(s) thereof. The Record Date was fixed by the Board.

Voting at the Meeting will be by way of online ballot submitted via the virtual meeting provider platform at www.virtualshareholdermeeting.com/CIGI2025. Each shareholder will be entitled to vote with respect to such number of Common Shares shown as registered in his, her or its name on the list of shareholders as of the Record Date prepared by Colliers, which list is available for inspection by shareholders at the Meeting or, after the 10th day following the Record Date, during usual business hours at the registered office of Colliers or the office of the registrar and transfer agent of the Subordinate Voting Shares and/or Multiple Voting Shares.

The following table sets forth, as at February 13, 2025, the only persons who, to the knowledge of the directors and executive officers of Colliers, beneficially own, or control or direct, directly or indirectly, 10% or more of the issued and outstanding Subordinate Voting Shares or Multiple Voting Shares, the approximate number of outstanding Subordinate Voting Shares and Multiple Voting Shares beneficially owned, or controlled or directed, directly or indirectly, by such persons and the percentage of outstanding Subordinate Voting Shares and Multiple Voting Shares and votes represented by the number of Subordinate Voting Shares and Multiple Voting Shares so owned or controlled or directed:

	Number of Common Shares Owned or Controlled or Directed		Percentage of		Percentage of
	Subordinate Voting Shares	Multiple Voting Shares	Subordinate Voting Shares	Multiple Voting Shares	Total Common Shares	Total Votes
Jay S. Hennick (1) Toronto, Ontario	5,222,987	1,325,694	10.6%	100.0%	12.9%	41.9%

___________
Notes:
(1)	Subordinate Voting Shares and Multiple Voting Shares are held by FSV Shares LP, FSV Shares II LP, FSV Shares III LP, Henset Capital Inc., and The Hennick Family Foundation, entities controlled by Mr. Hennick.

Certain Rights of Holders of Subordinate Voting Shares

The following is a summary of the rights attaching to the Subordinate Voting Shares in the event that a take-over bid is made for Multiple Voting Shares. Reference should be made to the articles of Colliers for the full text of these provisions.

The articles of Colliers provide that a holder of Multiple Voting Shares is entitled at any time and from time to time to convert all or any part of the Multiple Voting Shares held by such holder into Subordinate Voting Shares on a share-for-share basis, upon irrevocable notice.

Take-Over Bid

If a take-over bid (as defined in the Securities Act (Ontario)) is made to the holders of the Multiple Voting Shares, each Subordinate Voting Share shall become convertible into a Multiple Voting Share at the option of the holder thereof at any time during the period commencing on the eighth day after the date on which the offer is made and ending on the last date upon which holders of Multiple Voting Shares will be entitled to accept the offer. However, this conversion right shall not come into effect if:

(a)	an identical offer is made concurrently to purchase Subordinate Voting Shares (if any are then issued and outstanding), which offer has no condition attached to it other than the right to not take-up and pay for shares tendered if no shares are purchased pursuant to the take-over bid for Multiple Voting Shares;
(b)	holders of more than 50% of the issued and outstanding Multiple Voting Shares deliver a certificate or certificates to Colliers' transfer agent certifying that such holders will not deposit such Multiple Voting Shares under the take-over bid therefor; or
(c)	the take-over bid for Multiple Voting Shares is not completed by the offeror.

Holders of Subordinate Voting Shares may have additional rights under applicable securities legislation in the event of a take-over bid.

Jay S. Hennick and Henset Capital Inc. (the "Multiple Voting Shareholder") are subject to an agreement (the "Trust Agreement") with TSX Trust Company (the "Trustee") and Colliers in order to provide the holders of Subordinate Voting Shares with certain additional rights in the event that a take-over bid, having certain characteristics, is made for the Multiple Voting Shares. Under applicable securities law, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares.

The Trust Agreement prevents the sale, directly or indirectly, of Multiple Voting Shares owned by the Multiple Voting Shareholder pursuant to a take-over bid at a price per share in excess of 115% of the then current market price of the Subordinate Voting Shares as determined under applicable legislation. This prohibition does not apply if: (a) such sale is made pursuant to an offer to purchase Multiple Voting Shares made to all holders of Multiple Voting Shares and an offer identical in all material respects is made concurrently to purchase Subordinate Voting Shares, which identical offer has no condition attached other than the right not to take-up and pay for shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares; or (b) there is a concurrent unconditional offer to purchase all of the Subordinate Voting Shares at a price per share at least as high as the highest price per share paid pursuant to the take-over bid for the Multiple Voting Shares. Further restrictions on transactions involving the Multiple Voting Shares at a price that is greater than the current market price of the Subordinate Voting Shares are also set out in the New Trust Agreement (as defined and discussed below).

Transfers of Multiple Voting Shares

The Trust Agreement provides, among other things, that prior to any direct or indirect transfer of any or all of the Multiple Voting Shares owned by the Multiple Voting Shareholder to any party other than a member of the Hennick Family (as defined below), the transferred Multiple Voting Shares will be automatically converted to Subordinate Voting Shares. The Trust Agreement does not prevent certain indirect sales resulting from the transfer of shares of a corporation which, directly or indirectly, controls or is controlled by the Multiple Voting Shareholder or Colliers where the transferor and transferee are members of the Hennick Family and the transferee is the spouse or child of the transferor and where the sale is otherwise made in accordance with applicable law. The phrase "Hennick Family" is defined to mean: (i) Jay S. Hennick; (ii) the spouse, children or estate of Jay S. Hennick; (iii) a trust, the sole beneficiaries of which are any of the foregoing; and (iv) any and all corporations or entities which are directly or indirectly controlled by any of the foregoing.

Amendment and Enforcement of Trust Agreement

The Trust Agreement contains provisions for the authorization of action by the Trustee to enforce the rights thereunder on behalf of the holders of the Subordinate Voting Shares. No holder of Subordinate Voting Shares has the right, other than through the Trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Trust Agreement unless the Trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Subordinate Voting Shares after provision of reasonable funds and indemnity to the Trustee.

The Trust Agreement cannot be amended, varied or modified and no provision thereof will be waived, except with the approval of at least two-thirds of the votes cast by the holders of Subordinate Voting Shares present or represented at a meeting duly called for the purpose of considering such amendment, variation, modification or waiver, which two-thirds majority must include a simple majority of the votes cast by the holders of Subordinate Voting Shares, excluding any person who owns Multiple Voting Shares, is an affiliate of a person who owns Multiple Voting Shares or is a person who has an agreement to purchase Multiple Voting Shares prior to giving effect to the amendment, variation, modification or waiver.

New Trust Agreement; Multiple Voting Share Conversion

On April 16, 2021, Mr. Hennick and the Multiple Voting Shareholder entered into an additional trust agreement (the “New Trust Agreement”) relating to the Multiple Voting Shares. The New Trust Agreement provides that the Multiple Voting Shares will convert into Subordinate Voting Shares on a one-for-one basis and for no additional consideration or premium upon the earliest to occur of: (a) the date that the sum of the number of Multiple Voting Shares and Subordinate Voting Shares held by Mr. Hennick and the Multiple Voting Shareholder, together with their associates and affiliates, is less than 4,000,000 (subject to adjustment and including ownership of securities convertible into Subordinate Voting Shares); (b) 24 months after the termination of the Management Services Agreement (as defined below) as a result of Mr. Hennick’s death, disability, voluntary resignation or the occurrence of certain other specific events set out in the Management Services Agreement; and (c) September 1, 2028. Additionally, the New Trust Agreement provides that Mr. Hennick and the Multiple Voting Shareholder will not sell any Multiple Voting Shares at a price greater than the market price of the Subordinate Voting Shares on the date of the agreement to sell such shares unless through the facilities of the NASDAQ or TSX, pursuant to a take-over bid, or similar transaction, where there is a concurrent offer made to, or acquisition from, the holders of all of the Subordinate Voting Shares on terms that are at least as favorable to the holders of Subordinate Voting Shares as those made to Mr. Hennick or the Multiple Voting Shareholder, pursuant to an issuer bid or pursuant to the granting of a permitted security interest. The provisions related to any amendment, variation, modification or waiver under the New Trust Agreement are consistent with those set out in the Trust Agreement.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board considers good corporate governance practices to be an important factor in the overall success of Colliers. Under National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Policy 58-201 – Corporate Governance Guidelines (collectively, the "Corporate Governance Rules"), Colliers is required to disclose information relating to its corporate governance practices, which disclosure is set out herein. Colliers is committed to adopting and adhering to corporate governance practices that either meet or exceed applicable corporate governance standards. Colliers believes that its corporate governance practices should be compared to the highest standards currently in force and applicable to it as well as to best market practices.

In addition, Colliers believes that director, officer and employee honesty and integrity are important factors in ensuring good corporate governance, which in turn improves corporate performance and benefits all shareholders. To that end, the Board has adopted a Code of Ethics and Conduct, which code applies to all directors, officers and employees of Colliers and its subsidiaries. The Code of Ethics and Conduct can each be viewed on Colliers' website (www.colliers.com). Any deviations from the Code of Ethics and Conduct are required to be reported to an employee's supervisor and, if appropriate, Colliers' Chief Financial Officer or Senior Vice President, Legal and Corporate Secretary and the Board. Furthermore, Colliers maintains an ethics hotline, Colliers Direct, and an ethics hotline policy in which any director, officer and employee of Colliers or its subsidiaries has a responsibility to report any activity or suspected activity of which he or she may have knowledge relating to the integrity of Colliers' financial reporting or which otherwise might be considered sensitive in preserving Colliers' reputation. Colliers Direct is also available for third parties to submit reports or complaints. All reports made to the ethics hotline are reviewed by the Audit & Risk Committee.

With respect to the United States, Colliers is required to comply with the provisions of the Sarbanes-Oxley Act of 2002 and the rules adopted by the SEC pursuant to that Act, as well as the governance rules of The NASDAQ Global Select Market ("NASDAQ"), in each case, as applicable to foreign private issuers like Colliers. Most of the NASDAQ corporate governance standards are not mandatory for Colliers as a foreign private issuer, but Colliers is required to disclose the significant differences between its corporate governance practices and the requirements applicable to U.S. issuers listed on NASDAQ under NASDAQ corporate governance standards. Except as may be summarized on Colliers' website, www.colliers.com, Colliers is in compliance with the NASDAQ corporate governance standards.

Board Composition

The Board is currently comprised of eleven members. A majority of the Board is comprised of independent directors. Nine of the current eleven members of the Board (or 81.8%), being John (Jack) P. Curtin, Jr., Christopher Galvin, Jane Gavan, Stephen J. Harper, Poonam Puri, Benjamin F. Stein, John Sullivan, L. Frederick Sutherland and Edward Waitzer are considered by the Board to be independent directors within the meaning of the Corporate Governance Rules as each has "no direct or indirect material relationship" with Colliers. Jay S. Hennick, the other Board member and Chair of the Board, is not an independent director within the meaning of the Corporate Governance Rules as he is a member of management of Colliers. Katherine Lee is not an independent director within the meaning of the Corporate Governance Rules due to a family member serving as an employee of Colliers' external auditing firm, however it is expected that this formal non-independent status will be temporary in nature and has no impact on Ms. Lee's ability to exercise the impartial judgment necessary for her to fulfill her responsibilities as a member of the Board. In deciding whether a particular director is or is not an independent director, the Board examined the factual circumstances of each director and considered them in the context of many factors. Each of the nominees for election to the Board at the Meeting are current members of the Board.

Majority Voting Policy

The Board has adopted a majority voting policy for the election of directors. See "Business of the Meeting – Election of Directors".

Policy on Director's Tenure and Priorities

The Board has adopted a policy relating to a director's tenure and priorities. Under this policy, upon a Colliers director reaching the age of 75, and on each anniversary thereafter for so long as such individual continues to serve as a director, such director must tender his or her written resignation from the Board to the Nominating & Corporate Governance Committee (the "Governance Committee"). The Governance Committee will, within 30 days, consider the resignation offer and will recommend to the Board whether or not to accept it. The Board will thereafter act on the Governance Committee's recommendation within 30 days. If a resignation is accepted, it will be effective either: (i) prior to the commencement of the next annual meeting of Colliers' shareholders at which directors are to be elected; or (ii) upon acceptance of such offer of resignation by the Board, as determined by the Board. In addition, this policy provides that upon initially becoming a director of Colliers, and at each annual Board meeting occurring immediately prior to the annual meeting of Colliers' shareholders at which directors are to be elected, each director will represent to the Board that membership on the Board and the carrying out of such director's Board and committee duties is one of such director's "top three" priorities and that such director's personal or professional circumstances do not adversely affect such director's ability to effectively serve as a director of Colliers.

Independent Lead Director

The Board recognizes the importance of independent leadership on the Board, as evidenced by its designation of John (Jack) P. Curtin, Jr., an independent director, as Lead Director, thereby separating the roles of Lead Director (Mr. Curtin) and Chairman and CEO (Mr. Hennick). The Board has adopted a formal position description for the Lead Director, which requires that the Board appoint an independent director as Lead Director in the event that the Chair of the Board is not independent.

The formal position description for the Lead Director provides that the Lead Director will facilitate the functioning of the Board independently of management of Colliers and provide independent leadership to the Board, with the following included as part of the Lead Director's responsibilities: (i) reviewing with the Chairman and CEO items of importance for consideration by the Board; (ii) consulting and meeting with any or all of the independent directors and representing such directors in discussions with management of Colliers on corporate governance issues and other matters; (iii) recommending, where necessary, the holding of special meetings of the Board; (iv) promoting best practices and high standards of corporate governance; and (v) assisting in the process of conducting director evaluations.

Chair

As Chair of the Board, Mr. Hennick provides leadership to directors in discharging their mandate, including by leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time, promoting cohesiveness among the directors and being satisfied that the responsibilities of the Board and its committees are well understood by the directors. The Chair of the Board is responsible for taking all reasonable measures to ensure that the Board fully executes its responsibilities. The Board has adopted a formal position description for the Chair of the Board, which position description provides, among other things, that the Chair will: (i) ensure that all business required to come before the Board is brought before the Board such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of Colliers; (ii) arrange for an appropriate information package to be provided on a timely basis to each director in advance of a Board meeting and monitoring the adequacy of materials provided to the directors in connection with the Board's' deliberations; (iii) ensure the Board has the opportunity, at each regularly scheduled meeting, to meet separately without non-independent directors and management personnel present; and (iv) in conjunction with the relevant committee of the Board (and its Chair), review and assess the directors' meeting attendance records and the effectiveness and performance of the Board, its committees (and their Chairs) and individual directors. The position description for the Chair also provides that, in the event the Chair is not independent, the Board appoint an independent Lead Director to carry out the responsibilities set out in the position description of the Lead Director.

Board Mandate

The Board has adopted a written Board mandate, which mandate provides that the Board is responsible for the stewardship of Colliers and requires the Board to oversee the conduct of the business and affairs of Colliers (both directly and through committees) and approve Colliers' goals, objectives and strategies. The Board is also responsible for overseeing the implementation of appropriate risk assessment systems to identify and manage principal risks of Colliers' business. The Board mandate is annexed hereto as Appendix A and can also be viewed on Colliers' website (www.colliers.com). The Board mandate further provides that all members of the Board have suitable experience, characteristics/traits and skills given the nature of Colliers and its businesses, and directors are expected to commit the time and resources necessary to properly carry out their duties. Members of the Board are also required to carry out their responsibilities objectively, honestly and in good faith with a view to the best interests of Colliers and are expected to conduct themselves according to the highest standards of personal and professional integrity. If an actual or potential conflict of interest arises, a director must promptly inform the Chair or Lead Director and refrain from voting or participating in discussion of the matter in respect of which he has an actual or potential conflict of interest. If it is determined that a significant conflict of interest exists and cannot be resolved, the director is expected to resign.

The Board mandate also provides that the Board meet in accordance with a schedule established each year by the Board, and at such other times as the Board may determine. Meeting agendas are developed in consultation with the Chair or Lead Director. Board members may propose agenda items though communication with the Chair or Lead Director. The Chair is responsible for ensuring that a suitably comprehensive information package is sent to each director in advance of each meeting. Independent directors are required to have the opportunity to meet at appropriate times without management present at all meetings of the Board. The Lead Director is responsible for presiding over meetings of the independent directors.

The Board mandate further provides that the Board is responsible for the following specific matters: reviewing and approving management's strategic plans; reviewing and approving Colliers' financial objectives, business plans and budgets; monitoring corporate performance against the strategic plans and budgets; management succession planning; assessing its own effectiveness in fulfilling its responsibilities, including monitoring the effectiveness of individual directors; ensuring the integrity of Colliers' internal control system and management information systems; developing Colliers' approach to corporate governance; and satisfying itself that appropriate policies and procedures are in place regarding public disclosure and restricted trading by insiders.

Board Diversity

Three (or 27.3%) of the eleven members of the Board are women, and two (or 18.2%) of the eleven members of the Board are visible minorities. Three (or 30.0%) of the ten nominees for election to the Board are women, and two (or 20.0%) of such nominees are visible minorities. Colliers has not adopted a written policy relating to the identification and nomination of women and visible minority directors, but has adopted an informal target that not less than 30.0% of the members of the Board going forward shall be women. While Colliers, through the Governance Committee, considers the level of representation of women and visible minorities on its Board in identifying and nominating candidates for election or re-election to the Board, the primary emphasis has been placed on potential director nominee candidates who generally possess the necessary competencies, independence, expertise, skills, background and personal qualities, irrespective of gender or ethnicity, to represent the best interests of shareholders as a potential director of Colliers. The Governance Committee will continue to consider the level of representation of women and visible minorities on the Board in identifying and nominating candidates for election or re-election to the Board (with reference to the target percentage referred to above in the case of women), in the context of other factors as outlined above, and may adjust the emphasis on these factors from time-to-time, though core values such as integrity, sound judgment, knowledge, skill, experience and diversity will remain fundamental to the selection and screening process to be followed.

Executive Composition

While Colliers considers the level of representation of women in executive officer positions when making executive officer appointments, it has not adopted a target regarding women in executive officer positions, but rather generally seeks appropriate executive officer candidates who possess the necessary competencies, expertise skills, and fit with employees, clients, and other stakeholders, for the position to be filled, irrespective of gender. Approximately 32% of the leaders, managers and executive officers of Colliers, including all of its major subsidiaries, are women.

People Development and Succession Planning

There is a process of annual leadership review and evaluation at each of Colliers' regional operations, and a list of successors is maintained, refreshed and reviewed by the Board annually. A similar process is followed with respect to Colliers' executive leadership.  There is also a development plan to ensure leadership successors are prepared for their future role.

Board Equity Ownership Policy

The Board approved a board equity ownership policy which provides that each member of the Board is required to achieve and maintain, at all times during the period that he or she is a director of Colliers, minimum ownership of shares of Colliers and deferred share units having a value of at least US$500,000. Newly elected or appointed directors of Colliers are permitted three years within which to attain the foregoing minimum ownership amount. As of the Record Date, all existing directors comply with this policy. See the biographies, and the footnotes thereto, of each director nominee set out under "Business of the Meeting – Election of Directors".

Board and Committee Process

In addition to having a Board comprised of a majority of independent directors, Colliers has adopted a variety of structures to allow for the independence of the Board from Management. Those structures include the appointment of John (Jack) P. Curtin, Jr., an independent director, as Lead Director with a mandate to facilitate the functioning of the Board independently of Management and provide independent leadership to the Board, the practice of having the independent members of the Board or its committees meet as a group (with no members of Management, including the CEO, present) regularly at every Board meeting (five of such meetings occurred during 2024) and committee meeting, and members of the Board and its committees having the opportunity to initiate discussions with senior Management without the CEO present so that they may freely discuss any concerns they may have, and the ongoing monitoring of the relationship between the Board and its committees and Management by the Governance Committee, which is composed entirely of independent directors. The Board believes that it and its committees have functioned, and continue to function, independently of Management.

Colliers' CEO reports formally to the Board, and, where appropriate, to its committees, as well as less formally through discussions with members of the Board and its committees, to advise the Board and its committees on a timely basis of courses of action that are being considered by Management and are being followed. The Board exercises its responsibility for oversight through the approval of all significant decisions and initiatives affecting Colliers. The Board is satisfied that Colliers' CEO has reported to, and sought the consent of, the Board where necessary and appropriate. The Board has developed a formal position description for the CEO, which position description provides that the CEO has the primary responsibility for the management of the business and affairs of Colliers. As such, the CEO establishes the strategic and operational orientation of Colliers and, in so doing, provides leadership and vision for the effective overall management, profitability, increase in shareholder value and growth of Colliers and for conformity with policies agreed upon by the Board. The CEO is directly accountable to the Board for all activities of Colliers. The Board has not approved formal corporate objectives which the CEO is responsible for achieving; however, the Board and the CEO engage in regular dialogue regarding the performance of the senior management team, including the CEO, in achieving Colliers' strategic objectives as determined by Management and the Board.

Management, working with the Board and the Governance Committee, provides an orientation program for new directors and a continuing education program for all directors to familiarize and update them with respect to Colliers and its businesses. Prior to agreeing to join the Board, new directors are given a clear indication of the workload and time commitment required. The Chair of the Board ensures the orientation program is carried out as directed by the Governance Committee. New directors to Colliers have generally been executives with extensive business experience or individuals with other skills and experience that has been determined to benefit Colliers. Orientation for these individuals is provided through a review of past Board materials and other private and public documents concerning Colliers, discussions with Key Senior Management personnel and visits to certain of Colliers' businesses and offices. On a periodic basis, management of Colliers and its regions provide presentations for the Board to ensure that directors are fully informed of Colliers operations, major business and regional trends and industry practices, and directors are free to contact the CEO, the Chief Financial Officer and other members of Management at any time to discuss any aspect of Colliers' businesses.

The Board, either directly or through Board committees, is responsible for overseeing the business and affairs of Colliers and for approving the overall direction of Colliers, in a manner which is in the best interests of Colliers and its shareholders. At least four regular meetings and, if required, strategy meetings of the Board are scheduled each year at which the directors review in detail the financial statements, operating reports, forecasts, future prospects, budgets and reports from the committees of the Board and from Management. The frequency of meetings as well as the nature of agenda items changes depending upon the state of Colliers' affairs and in light of opportunities or issues that Colliers may face. There were five Board meetings held during 2024. The meeting agenda is circulated in advance to all directors, meetings are scheduled well in advance and a core agenda of items, together with a book of materials, is circulated prior to each meeting.

Certain directors and executive officers of Colliers are engaged in and will continue to engage in activities outside Colliers, and as a result, certain directors and executive officers of Colliers may become subject to conflicts of interest. The OBCA provides that in the event that a director or executive officer has an interest in a contract or proposed contract or agreement, the director or executive officer shall disclose his or her interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the OBCA. In addition, the Board mandate provides that if an actual or potential conflict of interest arises, a director must promptly inform the Chair and Lead Director and refrain from voting or participating in discussion of the matter in respect of which he has an actual or potential conflict of interest. If it is determined that a significant conflict of interest exists and cannot be resolved, the director is expected to resign. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the OBCA and the Board mandate.

During 2024, none of the proposed nominees for election to the Board at the Meeting have served together as directors on the boards of other companies or as trustees for other business entities. Please see the biographies under "Business of the Meeting – Election of Directors" for the name of each publicly traded issuer's board (other than Colliers') on which the nominees for election to the Board at the Meeting are currently, or were during the past five years, members.

Proportionate Representation

Colliers is controlled by Jay S. Hennick who, directly or indirectly, owns, controls or directs 10.6% of the total outstanding number of Subordinate Voting Shares and 100.0% of the total outstanding number of Multiple Voting Shares (12.9% of total outstanding number of Common Shares; 41.9% of total votes of all Common Shares). 87.1% of the outstanding Common Shares and 58.1% of the votes of all Common Shares are held by shareholders other than Mr. Hennick. Ten of the current eleven directors, or 90.9% of the total number of current directors (and nine of ten of the nominees for election, or 90.0%) are independent directors and are, therefore, free from any relationships with Mr. Hennick. The Board believes that the membership on the Board of these directors fairly reflects the investment in Colliers by shareholders other than Mr. Hennick.

Board Committees

The Board has three standing committees: the Audit & Risk Committee, the Executive Compensation Committee (the "Compensation Committee") and the Governance Committee. The roles of these committees are outlined below. Each committee reviews and assesses its mandate at least annually and has the authority to retain special legal, accounting or other advisors, and may also seek the advice of Colliers' Senior Vice President, Legal and Corporate Secretary. From time to time ad hoc committees of the Board may be appointed. As the Board has plenary power, any responsibility which is not delegated to Management or a Board committee remains with the Board. The Board has not developed a formal position description for the Chair of any standing committee. However, the Board has developed a committee mandate for each standing committee which is sufficiently detailed and contains appropriate information to delineate the role and responsibilities of the applicable committee, and thereby the Chair of the applicable committee. The standing committee mandates are published on Colliers' website (www.colliers.com). The Board delineates the role and responsibilities of the Chair of the Audit & Risk Committee, the Compensation Committee and the Governance Committee by tasking the Chair of the applicable committee with taking all reasonable measures to ensure that the applicable committee executes and fulfills its responsibilities under the applicable committee mandate and assumes each of the responsibilities specifically given to a Chair of a committee under the applicable committee mandate.

Audit & Risk Committee

The Audit & Risk Committee is comprised of three members who are each independent and financially literate as required by Multilateral Instrument 52-110 – Audit & Risk Committees (the "Audit Committee Rule"). The members of the Audit & Risk Committee are John (Jack) P. Curtin, Jr., L. Frederick Sutherland (Chair) and Edward Waitzer. The Audit & Risk Committee is appointed by, and assists, the Board in fulfilling its oversight responsibilities in the following principal areas: (i) accounting policies and practices; (ii) the financial reporting process; (iii) financial statements provided by Colliers to the public; (iv) risk identification, management and processes, including systems of internal accounting and financial controls, internal systems reviews and remediation and information technology and cyber-security risks and controls; (v) reviewing Colliers' insurance policies and consideration of the extent of any uninsured exposure and the adequacy of coverage; (vi) appointing, overseeing and evaluating the work and independence of the external auditors and overseeing and evaluating the work of Colliers' internal audit personnel (including by way of regular interaction and review at all committee meetings and periodic meetings with Colliers’ Director of Internal Audit at in camera sessions); (vii) compliance with applicable legal and regulatory requirements; (viii) review of contractual arrangements involving related parties, conflicts of interest or material risks (other than employment related contracts); and (ix) overseeing and evaluating compliance with Colliers' Code of Ethics and Conduct, Ethics Hotline Policy and other company policies involving ethics and/or conflicts of interest. The Audit & Risk Committee has the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of Colliers, outside consultants, independent legal counsel and other advisors as it determines necessary to carry out its duties, without seeking approval of the Board or Management. The Audit & Risk Committee also has the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access and authority to communicate directly with the external auditors, legal counsel and officers and employees of Colliers. The Audit & Risk Committee meets at least four times annually, or more frequently as circumstances dictate. There were six meetings of the Audit & Risk Committee held during the year ended December 31, 2024.

The Audit & Risk Committee reviews the annual and interim financial statements intended for circulation among shareholders and reports upon these to the Board prior to their approval by the full Board. The Audit & Risk Committee is also responsible for reviewing the integrity of Colliers' financial reporting process, both internal and external, and any major issues as to the adequacy of the internal controls and any special audit procedures adopted in light of any material control deficiencies. The Audit & Risk Committee communicates directly with Colliers' external auditors in order to discuss audit and related matters whenever appropriate. In addition, the Board may refer to the Audit & Risk Committee such matters and questions relating to the financial position and operations of Colliers and its subsidiaries. All reports made to Colliers' ethics hotline are reviewed by the Chair of the Audit & Risk Committee and then by the entire Audit & Risk Committee at its next meeting. The Board has adopted an Audit & Risk Committee mandate, a copy of which is annexed to the annual information form (the "AIF") of Colliers for the year ended December 31, 2024 and is also published on Colliers' website (www.colliers.com). The education and related experience of each of the members of the Audit & Risk Committee that is relevant to the performance by such members of their responsibilities on such committee is described in the AIF under the heading "Audit & Risk Committee". A copy of the AIF is available on SEDAR+ at www.sedarplus.ca.

The SEC requires that each member of a company's audit committee be independent. All of the members of the Audit & Risk Committee are "independent", as that term is defined by the SEC. The SEC further requires a company, like Colliers, that files reports under the United States Securities Exchange Act of 1934, as amended, to disclose annually whether its Board has determined that there is at least one "audit committee financial expert" on its audit committee, and if so, the name of the audit committee financial expert. One Audit Committee member, Mr. Sutherland, has been determined by the Board to be an "audit committee financial expert" as that term is defined by the SEC.

The Audit & Risk Committee mandate provides that the Audit & Risk Committee must pre-approve all audit engagements and the provision by the external auditors of all non-audit services, including fees and terms for all audit and non-audit engagements. The Audit & Risk Committee may delegate the responsibility to pre-approve non-audit services to one of its members and any such delegated pre-approvals must be presented to the Audit & Risk Committee at its next scheduled meeting. The Audit & Risk Committee has delegated to the Chair of the Audit & Risk Committee, who is independent, the authority to act on behalf of the Audit & Risk Committee with respect to the pre-approval of all audit and permitted non-audit services provided by the external auditors from time to time. Any approvals by the Chair are reported to the full Audit & Risk Committee at its next meeting. The Audit & Risk Committee mandate further provides that the Audit & Risk Committee consider, assess and report to the Board with regard to the independence and performance of the external auditors. The Audit & Risk Committee has adopted a pre-approval policy pursuant to which Colliers may not engage Colliers' external auditor to carry out certain non-audit services that are deemed inconsistent with the independence of auditors under applicable U.S. and Canadian laws. The Audit & Risk Committee is also responsible for reviewing hiring policies for current and former partners or employees of the external auditors.

The Audit & Risk Committee mandate also provides, and the general practice at Colliers is, that the Audit & Risk Committee will review and approve all material transactions and contracts entered into by Colliers with any insider or related party of Colliers, other than director, officer or employee compensation which is approved by the Compensation Committee. Material transactions and agreements related to compensation matters are generally reviewed and approved by the Compensation Committee. Otherwise, from time to time ad hoc committees of the Board may be appointed. In practice, and as is customary or appropriate, the Board will establish "special" or "independent" ad hoc committees of the Board as needed from time to time to review, pass upon or deal with material matters (including considering transactions and agreements in respect of which a director or executive officer has or may have a material interest), and the committee members of any such ad hoc committee are selected and appointed based on their independence from management as well as their independence from the matter at hand which has required the establishment of such ad hoc committee.

The Board and the Audit & Risk Committee have established procedures (which procedures are subject to monitoring by the Audit & Risk Committee) for the receipt, retention and treatment of complaints or concerns received by Colliers regarding accounting, internal accounting controls or auditing matters, including the anonymous submission by employees of concerns respecting accounting or auditing matters. Additional information regarding the Audit & Risk Committee has been included in the AIF in accordance with the Audit Committee Rule.

Compensation Committee

The Compensation Committee is comprised of three members, all of whom are independent directors within the meaning of the Corporate Governance Rules or have otherwise been determined by the Board to be able to exercise the impartial judgment necessary to fulfill their responsibilities as members of the Compensation Committee. The members of the Compensation Committee are Jane Gavan, Katherine M. Lee (Chair) and Benjamin Stein. The Compensation Committee, among other things, reviews and approves the compensation of the CEO and provides input to the CEO in terms of the compensation for the other executive officers of Colliers. The Compensation Committee also reviews the compensation of the directors of Colliers and any compensation programs applicable to senior management of Colliers, such as the stock option plan. In the case of grants of options under Colliers' stock option plan, all proposed option grants are submitted to Compensation Committee for review and a recommendation is made to the full Board. The Board has adopted a Compensation Committee mandate, a copy of which is published on Colliers' website (www.colliers.com).

Governance Committee

The Governance Committee is comprised of Stephen J. Harper (Chair), Poonam Puri and Edward Waitzer, each of whom is an independent director within the meaning of the Corporate Governance Rules. The Board has adopted a Governance Committee mandate, a copy of which is published on Colliers' website (www.colliers.com). The Governance Committee, among other things, is responsible for identifying and recommending to the Board appropriate director nominee candidates. In addition, the Governance Committee is responsible for advising the Board with respect to the Board's composition, procedures and committees and developing, recommending and monitoring Colliers' corporate governance and other policies, assisting the Board and the committees in their annual review of their performance and their charters, reviewing and making recommendations to the Board with respect to the compensation of directors, succession plans and undertaking such other initiatives that may be necessary or desirable to enable the Board to provide effective corporate governance. The Governance Committee conducts annual surveys of the Board's effectiveness and, periodically, a peer review of the individual members of the Board.

The Governance Committee is mandated to assess at least annually the optimum Board size and beneficial skill sets and makes recommendations to the Board on any changes. The number of directors proposed for election to the Board at the Meeting is ten. The Board considers that the appropriate number of directors for Colliers is approximately seven to ten. The Governance Committee and the Board have considered the matter of Board size and the skill sets of the current and nominee directors and are of the view that the proposed Board membership has the necessary breadth and diversity of experience and is of an adequate size to provide for effective decision-making and staffing of Board committees.

The Governance Committee is responsible for determining the appropriate criteria for selecting and assessing potential directors and selects candidates for nomination to the Board accordingly. At such time as it is determined that a new director is desirable, the Governance Committee will engage in various activities to ensure an effective process for selecting candidates for nomination, including developing criteria for the selection of a new director, developing and maintaining a director skills matrix (identifying the desired competencies, independence, expertise, skills, background and personal qualities that are being sought in potential candidates), identifying and recommending individuals qualified and suitable to become directors, the Chair, the Lead Director and/or other directors will meet with potential new candidates prior to nomination to discuss the time commitments and performance expectations of the position and formal approval will be sought and obtained from the Board in respect of candidates for nomination.

Board Evaluation and Peer Review

An evaluation of the Board, as a whole, was conducted by the Chair of the Governance Committee in respect of 2024 in which each Board member was contacted by the Chair of the Governance Committee to complete a customized written questionnaire. Responses were reviewed by the Chair of the Governance Committee with the Governance Committee and then reported to the full Board. The Chair of the Governance Committee has discussed the results with each of the directors, as appropriate, and engaged in a full and frank discussion on any and all issues which any Board member wished to raise, including how the directors, both individually and collectively, could operate more effectively. As necessary, matters requiring follow-up have been identified, action plans have been developed and there will be ongoing monitoring by the Chair of the Governance Committee to ensure satisfactory results. An evaluation is expected to occur annually, either by telephone or by having Board members complete a detailed customized questionnaire.

In addition, the Chair of the Governance Committee meets with the individual members of the Board on an ongoing basis to discuss the individual's contribution to the Board. A formal peer review of the individual members of the Board is expected to occur every few years. Whether a peer review is completed formally or informally, each director is encouraged to view any feedback as constructive advice to enhance both their individual contribution and overall Board effectiveness.

Attendance

The following table sets forth the record of attendance of the members of the Board (either in person or by phone) at meetings of the Board and its standing committees and the number of meetings of the Board and such committees held during 2024.

Director	Board 5 Meetings		Board Standing Committees								Overall Attendance
			Audit & Risk 6 Meetings		Compensation 4 Meetings		Governance 1 Meeting		Overall Committee Attendance
	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%
John (Jack) P. Curtin, Jr.	4 of 5 (Lead Director)	80	6 of 6	100	-	-	–	–	6 of 6	100	10 of 11	91
Christopher Galvin	4 of 5	80	–	–	–	–	0 of 1	0	0 of 1	0	4 of 6	67
Jane Gavan	5 of 5	100	–	–	4 of 4	100	-	-	4 of 4	100	9 of 9	100
Stephen J. Harper	5 of 5	100	–	–	–	–	1 of 1 (Chair)	100	1 of 1	100	6 of 6	100
Jay S. Hennick	5 of 5 (Chair)	100	–	–	–	–	–	–	–	–	5 of 5	100
Katherine M. Lee	5 of 5	100	6 of 6	100	4 of 4 (Chair)	100	–	–	10 of 10	100	15 of 15	100
Poonam Puri	5 of 5	100	-	-	-	-	1 of 1	100	1 of 1	100	6 of 6	100
Benjamin F. Stein	5 of 5	100	–	–	4 of 4	100	-	-	4 of 4	100	9 of 9	100
John Sullivan*	1 of 1	100									1 of 1	100
L. Frederick Sutherland	5 of 5	100	6 of 6 (Chair)	100	–	–	–	–	6 of 6	100	11 of 11	100
Edward Waitzer**	5 of 5	100	5 of 5	100	-	-	1 of 1	100	1 of 1	100	6 of 6	100

* Mr. Sullivan was appointed to the Board of Directors in December 2024 and his attendance figures shown here reflect those meetings that occurred following appointment.

**Mr. Waitzer was appointed to the Audit & Risk Committee in February 2024, and the attendance figures shown here reflect those meetings of such committee that occurred following his appointment.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Compensation Committee has reviewed this Compensation Discussion and Analysis with management and, based on such review, has recommended to the Board that it be included in this Circular.

Submitted by the Compensation Committee: Katherine M. Lee (Chair), Benjamin Stein and P. Jane Gavan.

Introduction and Role of Compensation Committee

In designing, overseeing and implementing Colliers’ executive compensation program, the Compensation Committee and management seeks to further the objectives of:

-	retaining and attracting key executives that are critical to the success of Colliers and the enhancement of shareholder value;
-	providing fair and competitive compensation;
-	balancing and aligning the interests of management and shareholders of Colliers; and
-	rewarding performance, both on an individual basis and with respect to the business in general, with variable short and long-term performance-driven components that represent a substantial proportion of total compensation of key executives.

As further described under “Components of Compensation Plan” below, the Compensation Committee relies on three fundamental components (base salary, annual incentive bonus plan (the “AIBP") and stock options) to further these objectives and motivate Colliers’ executives to further the interests of shareholders and grow Colliers’ business over the near and long-term. In addition, in connection with his role as Chairman and Chief Executive Officer, Mr. Hennick has been granted certain cash-settled, notional share units pursuant to a performance-based long-term incentive plan (the “CEO LTIP”), as further described below.

Under the Compensation Committee's mandate, the Compensation Committee is responsible for, among other things: (a) in consultation with senior management, establishing Colliers' general compensation philosophy, and overseeing the development and implementation of compensation programs; (b) reviewing and approving the compensation of the CEO; (c) reviewing compensation programs applicable to the other senior management of Colliers (including the suitability and appropriateness of such programs); and (d) making recommendations to the Board with respect to Colliers' incentive compensation plans and equity-based plans, the activities of the individuals and committees responsible for administering these plans, and discharging any responsibilities imposed on the Compensation Committee by any of these plans.

Components of Compensation

The compensation arrangements applicable to the NEOs are comprised of three components:

-	Base salary;
-	AIBP; and
-	Grants of stock options.

Mr. Hennick receives a base salary and participates in the AIBP, but is not eligible to receive stock options. Mr. Hennick participates in the CEO LTIP, as further described under “CEO’s Compensation Plan” below.

In determining the weighting of all applicable components for each NEO, the Compensation Committee considers, among things:

-	The appropriate balance between short-term compensation elements (such as base salary and AIBP amounts) and long-term compensation elements (such as stock options or, in the case of Mr. Hennick, the CEO LTIP);
-	The ideal balance between fixed compensation elements (such as base salary) and variable/”at risk” compensation elements (such as AIBP amounts, stock options and the CEO LTIP);
-	The ideal amount of equity-based compensation to best align the interests of NEOs and shareholders over time; and
-	The identification and selection of applicable individual goals and targets for each NEO, in line with Colliers’ Enterprise ’25 strategic plan.

As is apparent in the Summary Compensation Table below, a significant portion of each NEO’s total compensation is variable in nature, resulting in a high degree of alignment between such individuals and shareholders and significant direct linkage between a NEO’s pay and individual and Company performance.

Base Salary

Base salary recognizes the value of an individual based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which Colliers or a subsidiary competes for talent. Base salaries for the NEOs are reviewed annually (for the CEO, by the Compensation Committee and for the other executive officers of Colliers, by the CEO). From time to time, the CEO or the Compensation Committee may engage in salary benchmarking analyses to determine if the base salary amounts require any adjustment. In doing so, the benchmarking will be completed against the comparator group identified below or, if more appropriate for a given NEO, against a more tailored comparator group.

For the CEO, the base salary is determined in accordance with the management services agreement (the "Management Services Agreement") between Colliers, Jay S. Hennick and Jayset Management CIG Inc. ("Jayset"), a corporation controlled by Mr. Hennick, and is subject to increase annually in an amount in the discretion of the Board or the Compensation Committee, with any such annual increase to be, absent the consent of Jayset, not less than 5% of the then current base salary. See "Management Contract" below.

For 2024, Mr. Hennick and Mr. McLernon were awarded 10% increases to their base salaries in recognition of their achievement of Company and personal goals. Messrs. Mayer, Mulamoottil and Michaud received 29% increases to their respective base salaries for 2024 based on peer group benchmarking of CFO roles. Given the absence of direct comparators for CIO roles, the Co-CIOs were benchmarked to the CFO role. Each NEO was awarded a 5% increase in base salary for 2023 in recognition of each NEO’s personal contribution to the Company’s success in 2022. However, in light of overall market conditions and their impact on the Company’s operations each of the NEOs voluntarily agreed to roll back his or her salary increase effective April 1, 2023 for the remainder of that year.

Annual Incentive Bonus Plan

A key element of each NEO’s compensation is an annual incentive bonus plan that is based on (i) the percentage growth in adjusted earnings per share1 over the preceding year and (ii) the achievement of personal objectives aligned with the Enterprise ’25 strategic plan.

In calculating the value of any bonus payable to each NEO for a given year, the following formula is used:

Annual Incentive Bonus Amount	=	Named Executive Officer Base Salary	X	AEPS % Growth Rate Over Preceding Year	X	“Multiplier” Factor Applicable to Named Executive Officer

For purposes of modelling expected total compensation, the Compensation Committee (for the CEO) and the CEO (for the other NEOs) reviewed potential AIBP amounts using a variety of assumptions including a “target case” aligned with the Enterprise ’25 strategic plan (i.e., 15% annual AEPS growth on average over a five-year period) and uses the “multiplier” factor at the target-point of the applicable range for each NEO (see below).

1 For further information regarding the calculation of AEPS and reconciliation thereof against diluted net income per share under generally accepted accounting principles, see the Management’s Discussion & Analysis issued in connection the financial statements of Colliers as at and for the year ended December 31, 2024, available on SEDAR+ at www.sedarplus.ca.

Colliers believes that the annual AEPS growth rate is an appropriate input for the AIBP, as it:

-	Ties compensation to a key financial metric that is directly relevant to the fundamental success and growth of the underlying business and is aligned with Colliers’ shareholders;
-	Ensures that all NEOs efficiently and effectively allocate capital in a manner that is accretive to Colliers’ shareholders;
-	Holds the NEOs accountable for Colliers’ overall operating performance;
-	Provides a simple, relevant calculation input in combination with the discretionary “multiplier” input (as described below);
-	Discourages the pursuit of acquisitions and growth opportunities that do not have a positive impact on the underlying profitability of the business; and
-	Motivates NEOs to maintain an “ownership mentality” and make the right decision for the health of Colliers’ business.

In determining the applicable “multiplier” to be used in the above formula for each NEO, a range is established that considers a variety of factors including the individual’s role and overall responsibility for Colliers’ business. To determine the final multiplier within the applicable range for each NEO, the Compensation Committee (for the CEO) and the CEO (for the other NEOs) reviews each NEO’s performance for the applicable year against personal objectives for such individual that relate to their individual role and own achievements. These objectives are aligned with the Enterprise ’25 strategic plan. The Compensation Committee believes this approach to determining the applicable annual bonus payment provides the appropriate balance between the formulaic assessment of annual AEPS growth and the consideration of individual factors applicable to each NEO’s individual performance.

Samarth

A summary of the applicable Multiplier ranges and Multiplier selected for each NEO for 2024 is set out below:

Named Executive Officer	Applicable Multiplier Range and Target for 2024	Multiplier Selected	Total AIBP Amount (US$)	Comment
Jay Hennick, Chairman and Chief Executive Officer	11 – 19 (target 13)	13	1,684,683	The NEO group collectively achieved its key corporate and personal goals including: (a) achieved internal growth in each segment meeting or exceeding relevant market benchmarks; (b) achieved operational goals, including integration, recruiting, retention and succession planning objectives; and (c) achieved strategic business acquisition goals, particularly in the Engineering segment.
Christian Mayer, Chief Financial Officer	5.5 – 9.5 (target 6.5)	6.5	243,100
Elias Mulamoottil, Co-Chief Investment Officer	5.5 – 9.5 (target 6.5)	6.5	243,100
Zachary Michaud, Co-Chief Investment Officer	5.5 – 9.5 (target 6.5)	6.5	243,100
Christopher McLernon, Chief Executive Officer, Real Estate Services	6.5 – 10.5 (target 7.5)	7.5	485,966

In addition to the above, the Compensation Committee may recommend, and the Board may approve, a non-annual discretionary bonus based on an individual or Colliers achieving certain designated objectives and for superior or exceptional performance in relation to such objectives. No such discretionary bonuses were awarded to any of the NEOs in 2024, 2023 or 2022.

Stock Option Awards

The Board and Compensation Committee believe that the NEOs should be aligned directly with shareholders’ equity interests. Stock option awards are accordingly granted on an annual basis to the NEOs (other than the CEO) to link a significant portion of each of such NEO’s total compensation to Colliers’ underlying share performance.

In determining the long-term incentive component of the NEOs' compensation, the Compensation Committee will consider, among other factors, the recommendations of Management, Colliers' performance and relative shareholder return, the level of dilution to shareholders, the value of similar incentive awards to executive officers at comparable companies, awards given to the NEOs in past years and the satisfaction of applicable individual goals and objectives by each NEO as described in the AIBP above. Granted options vest over a four-year period and expire on the fifth anniversary of the date of grant, and the Compensation Committee believes that this structure helps to retain and motivate talent and encourage beneficial long-term performance and focus among all recipients. For a further discussion of Colliers’ Stock Option Plan, see “Equity Compensation Plan Information – Stock Option Plan” below.

CEO’s Compensation Plan

Mr. Hennick’s compensation plan is designed to recognize his role as the founder and most significant shareholder of the Company. Mr. Hennick’s primary incentive is the appreciation of the market value of his shareholdings. As such, he is not eligible to participate in the stock option plan and instead is eligible for cash compensation in the form of base salary and the AIBP.

In early 2024, the Compensation Committee commenced a review of Mr. Hennick’s total compensation, including engagement of Pay Governance, LLC as an independent compensation consultant. Such review included a benchmarking of Mr. Hennick’s total compensation against applicable peer group Chief Executive Officers. Particularly since Mr. Hennick’s compensation has not included any long-term incentive component since 2021 (when Mr. Hennick’s previous long-term incentive arrangement was settled), this review exercise identified a significant shortfall between Mr. Hennick’s total annual compensation and the peer group that was examined. The Compensation Committee considered a variety of potential compensation changes to address this shortfall, taking into Colliers’ strategic goals and growth prospects, its performance-based compensation philosophies and other relevant factors.

As a result of such review exercise, in October 2024, the Company, Jayset and Mr. Hennick entered into an agreement to extend the term of the MSA to January 1, 2029 and to grant the CEO LTIP. Under this arrangement, Jayset was granted a total of 428,174 performance-based units that, subject to satisfaction of all applicable vesting conditions, entitle Jayset to a cash payment upon settlement (as detailed below).

The granted units are subject to performance-based vesting conditions that require the average “market capitalization” of Colliers (over a thirty-trading day period) to meet or exceed the following thresholds in order for vesting to occur:

Colliers “Market Capitalization” (US$)	Number of Units “Performance Vested”	Cumulative Number of Units “Performance Vested”
$7,694,000,000	107,043	107,043
$9,233,000,000	107,043	214,086
$10,771,000,000	107,044	321,130
$12,310,000,000	107,044	428,174

For these purposes, “market capitalization” is defined to mean the sum obtained by multiplying: (a) the sum of the (i) SVS and MVS issued and outstanding; and (ii) total number of SVS issuable upon exercise of any in-the-money convertible securities of CIGI that are vested or exercisable at such time; by (b) the closing price of the SVS on the NASDAQ on such date. As of the date hereof, the first performance vesting condition noted above has been satisfied, and accordingly a total of 107,043 units have performance-vested.

For each unit that has satisfied the vesting conditions above, Jayset shall be entitled to receive a cash payment equal to the market price of the SVS as of January 1, 2029 (the “CEO LTIP Settlement Date”) calculated as the trailing 20-day volume weighted average price of the SVS at such time). Such payment shall be due and payable by no later than March 30, 2029. In the event that any performance-based vesting conditions are not satisfied with respect to any units by the CEO LTIP Settlement Date, such units shall expire with no payment owing.

In the event of any stock dividend, stock split, combination or exchange of shares, merger, amalgamation, reorganization, arrangement, consolidation, reclassification, spin-off, special dividend (other than ordinary course dividends), distribution of Colliers’ assets to shareholders or any other change in the capital of Colliers affecting the SVS, the Board of Colliers will make such proportionate adjustments as it determines are necessary and appropriate to preserve the value of the PSIs and to preclude an inappropriate dilution or enlargement of the benefits under the CEO LTIP.

In the event of a change of control of Colliers (as defined in the CEO LTIP), all units that have performance-vested as of the date of the closing date of the applicable change of control will be settled at the value ascribed to the SVS in the applicable change of control. Any units that have not performance vested as at the closing date of such change of control shall be cancelled. In the event of a spin-off of a business of Colliers, the obligation to satisfy the cash payment amounts owing in connection with the units will be split between Colliers and any other entity resulting from the spin-off, with each entity assuming a pro-rated obligation. Additionally, the applicable performance vesting conditions will be appropriately adjusted so that the applicable market capitalization thresholds noted above will be calculated with reference only to the shares of Colliers after the applicable spin-off.

Jayset may be entitled to certain payments under the CEO LTIP if the MSA is terminated prior to the CEO LTIP Settlement Date. For further information, see “Termination and Change of Control Benefits” below.

Executive Benefit Plans and Other Elements of Compensation

All the NEOs are eligible to participate in the benefit plans that are available to substantially all the other employees. These benefit programs include supplementary medical insurance, dental insurance, life insurance, long-term disability, and long-term care plans. Colliers does not provide any additional perquisites or other benefits to the NEOs and does not provide post-retirement benefits to the NEOs.

Benchmarking

The Compensation Committee considers many factors when designing and establishing executive compensation arrangements for the CEO and reviewing and making recommendations for such arrangements for the other executive officers. From time to time, a benchmarking analysis may be conducted by the Compensation Committee to ensure the executive compensation arrangements for the NEOs remains appropriate and competitive. When a benchmarking analysis is conducted, Colliers typically does not position executive pay to reflect a single percentile within the peer group for each executive. Rather, in determining the compensation level for each executive, the Compensation Committee (for the CEO) or the CEO (for the CFO and other NEOs) may look at factors such as the relative complexity of the executive's role within the organization, the executive's performance and potential for future advancement, the compensation paid by Colliers' peer group and other companies identified by relevant market survey data and pay equity considerations.

The Compensation Committee has identified the following as comparators for CEO salary benchmarking purposes: CBRE Group, Inc., Jones Lang LaSalle Incorporated, Cushman & Wakefield PLC, Brookfield Asset Management Ltd., Newmark Group Inc., WSP Global Inc., Stantec Inc., Booz Allen Hamilton Inc., FTI Consulting, Inc., Huron Consulting Group Inc. and Blue Owl Capital Inc. Such peer group includes members that operates in industries similar to Colliers and that are in certain cases of a similar size with respect to revenue and enterprise value.

With respect to executive officers other than the CEO, appropriate comparators are determined on a case-by-case basis, with a view to ensuing the most appropriate comparators are used for the applicable executive.

While benchmarks represent useful guidelines, discretion may be used in setting individual executive pay so that it appropriately reflects the value and contributions of each executive, as well as the executive's leadership, commitment to Colliers' values and potential for advancement.

Independent Compensation Consultants

Under its mandate, the Compensation Committee has the sole authority to select, retain and terminate a compensation consultant and to approve the consultant's fees and other retention terms. The Compensation Committee is also entitled to the resources and authority appropriate to discharge its duties and responsibilities, including the authority to retain counsel and other experts or consultants.

In 2023, the Compensation Committee authorized the retention of Pay Governance LLC, an independent compensation consultant, to review Colliers’ senior executive and director compensation program and provide certain general advice relating to such programs. In 2024, their mandate was expanded to also include assistance in developing the CEO LTIP. Fees of $60,700 were payable to such compensation consultant in connection with work completed in 2023. Fees of $163,557 were payable in 2024. No fees were paid to any compensation consultants with respect to the compensation of NEOs in 2022.

Consideration of Risks Associated with Compensation Program

The Board and the Compensation Committee have considered the implications of the risks associated with compensation policies and practices. The Compensation Committee specifically considered various pertinent and relevant elements where compensation and risk may be related in relation to the current compensation policies and practices for senior executives of Colliers (such as pay philosophy, the mix of fixed versus variable, performance-based compensation, the mix of short versus long term compensation, share ownership requirements and trading policies, reimbursement policies and the level of severance in any contractual arrangements). Where any risks were identified, the Board and the Compensation Committee have determined that processes and controls are in place to mitigate such risks and, overall, such risks were not significant and not reasonably likely to have a material adverse effect on Colliers. The risks and uncertainties that are likely to have a material adverse effect are disclosed in the AIF. No such risks relate to Colliers' compensation policies and practices.

Compensation of Named Executive Officers

The following table provides a summary of total compensation earned during each of the years ended December 31, 2024, 2023 and 2022 by the CEO and CFO, each of the three other most highly compensated executive officers who were serving as such as at December 31, 2024 and whose total compensation was, individually, more than C$150,000 (the "Other Executive Officers") and each other individual who would have been an Other Executive Officer but for the fact that such individual was neither serving as an executive officer, nor acting in a similar capacity, as at December 31, 2024 (collectively, the "NEOs") for services rendered in all capacities during such periods.

SUMMARY COMPENSATION TABLE
Name and Principal Position of Named Executive Officer	Twelve Months Ended Dec. 31	Salary (US$)	Option-Based Awards (US$)(1)	Share-Based Awards (US$)(2)	Non-Equity Incentive Plan Compensation		All Other Compensation (US$)	Total Compensation (US$)
					Annual Incentive Plans (Bonus Plan) (US$)(3)	Long-Term Incentive Plans (US$)
Jay S. Hennick(4), Chairman and Chief Executive Officer	2024 2023 2022	1,732,500 1,518,750 1,500,000	Nil Nil Nil	47,920,000 Nil Nil	1,684,683 Nil 3,845,250	Nil Nil Nil	Nil Nil Nil	51,337,183 1,518,750 5,345,250
Christian Mayer, Chief Financial Officer	2024 2023 2022	500,000 375,172 384,525	4,431,318 3,145,031 2,629,132	Nil Nil Nil	243,100 Nil 492,865	Nil Nil Nil	Nil Nil Nil	5,174,418 3,520,203 3,506,522
Elias Mulamoottil, Co-Chief Investment Officer	2024 2023 2022 2021	500,000 375,172 384,525	4,431,318 3,145,031 2,629,132	Nil Nil Nil	243,100 Nil 492,865	Nil Nil Nil	Nil Nil Nil	5,174,418 3,520,203 3,506,522
Zachary Michaud, Co-Chief Investment Officer	2024 2023 2022	500,000 375,172 384,525	4,431,318 3,145,031 2,629,132	Nil Nil Nil	243,100 Nil 492,865	Nil Nil Nil	Nil Nil Nil	5,174,418 3,520,203 3,506,522
Christopher McLernon(5), Chief Executive Officer, Real Estate Services	2024 2023 2022	866,250 759,375 677,220	4,431,318 3,145,031 4,134,645	Nil Nil Nil	485,966 Nil 688,273	Nil Nil 5,476,331(6)	Nil Nil Nil	5,783,534 3,904,406 10,976,469

___________

Notes:

(1)	The amounts reported represent the grant date fair value of stock option awards granted to each of the NEOs, calculated in accordance with the Financial Accounting Standards Board Accounting Standards Codification 718, Compensation – Stock Compensation. The assumptions used in calculating these amounts are incorporated herein by reference to Note 19 to Colliers’ audited consolidated financial statements for the year ended December 31, 2024. For a description of the material terms of the stock option plan of Colliers and each option grant, see “Incentive Award Plans – Stock Option Plan” and “NEOs Outstanding Option-Based and Share-Based Awards” below.
(2)	The amounts reported represent the grant date fair value of units awarded under the CEO LTIP to Jayset, calculated in accordance with the Financial Accounting Standards Board Accounting Standards Codification 718, Compensation – Stock Compensation. The assumptions used in calculating these amounts are incorporated herein by reference to Note 19 to Colliers’ audited consolidated financial statements for the year ended December 31, 2024. For a description of the material terms of the CEO LTIP and the units granted thereunder, see “Incentive Award Plans – CEO’s Compensation Plan” and “NEOs Outstanding Option-Based and Share-Based Awards” below.
(3)	The only annual incentive plan is the annual performance-based bonus plan. Annual performance-based bonus awards are accrued following year end and finalized and paid once reviewed and approved by the Compensation Committee, the Board, or the CEO, as applicable.

(4)	The compensation indicated for Mr. Hennick was payable to Jayset pursuant to the Management Services Agreement (see “Management Contract” below), or the predecessor version thereof. Mr. Hennick received no compensation in connection with being a member of the Board.
(5)	Mr. McLernon was appointed to the role of Chief Executive Officer, Real Estate Services in July 2022. Prior to this appointment, Mr. McLernon served as Chief Executive Officer, EMEA.
(6)	In his previous role as Chief Executive Officer, EMEA, Mr. McLernon participated in a long term incentive plan that provided for certain cash payments based on the performance of Colliers’ EMEA business over a multi-year period. The 2022 amount shown here relates to such long term incentive plan.

Named Executive Officers Outstanding Option-Based and Share-Based Awards

The table below reflects all option-based awards for each NEO outstanding as at December 31, 2024. Colliers does not have any other equity-settled incentive plan other than its stock option plan. For further information regarding the shareholdings of each NEO as at December 31, 2024, see “Executive Share Ownership Policy” below.

NEOS OPTION–BASED AWARDS OUTSTANDING AS AT DECEMBER 31, 2024(3)
Name of Named Executive Officer	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price (US$/Security)	Option Expiration Date(2)	Value of Unexercised In-the-Money Options (US$)(4)
Christian Mayer	70,000 70,000 70,000 60,000 44,000 10,000	151.62 106.98 93.18 138.12 88.90 87.54	December 3, 2029 December 5, 2028 December 6, 2027 December 7, 2026 December 10, 2025 February 14, 2025	Nil 2,029,300 2,995,300 Nil 2,071,080 484,300
Elias Mulamoottil	70,000 70,000 70,000 60,000 44,000	151.62 106.98 93.18 138.12 88.90	December 3, 2029 December 5, 2028 December 6, 2027 December 7, 2026 December 10, 2025	Nil 2,029,300 2,995,300 Nil 2,071,080
Zachary Michaud	70,000 70,000 70,000 60,000 44,000	151.62 106.98 93.18 138.12 88.90	December 3, 2029 December 5, 2028 December 6, 2027 December 7, 2026 December 10, 2025	Nil 2,029,300 2,995,300 Nil 2,071,080
Christopher McLernon	70,000 70,000 70,000 35,000	151.62 106.98 93.18 111.96	December 3, 2029 December 5, 2028 December 6, 2027 September 20, 2027	Nil 2,029,300 2,995,300 840,350

___________

Notes:

(1)	Each option entitles the holder to purchase one Subordinate Voting Share.
(2)	The options vest 10% on the grant date, 15% on the first anniversary, 20% on the second anniversary, 25% on the third anniversary and 30% on the fourth anniversary of the grant date. The expiration date is the fifth anniversary of the grant date.
(3)	Under the terms of the Option Plan, Mr. Hennick is not eligible to participate in the Option Plan or to receive grants of options thereunder. See "Executive Compensation – Management Contract".

(4)	Calculated using the closing price per Subordinate Voting Share on NASDAQ on December 31, 2024 of US$135.97 less the exercise price of the applicable stock options.

The table below reflects all share-based awards for Mr. Hennick under the CEO LTIP outstanding as at December 31, 2024.

Name of Named Executive Officer	Number of Units that Have Not Vested(1)	Market or Payout Value of Share-Based Awards that Have Not Vested(2) (US$)	Number of Units that Have Vested(1)	Market or Payout Value of Share-Based Awards that Have Vested(2) (US$)
Jay Hennick	321,131	43,664,182	107,043	14,554,637

___________

Notes:

(1)	Each unit entitles the holder to a cash payment equal to the “market price” of the SVS on the applicable settlement date.
(2)	For a further discussion of the vesting conditions applicable under the CEO LTIP, see “CEO’s Compensation Plan” above. The values shown here have been calculated by multiplying the number of applicable units times the closing price per Subordinate Voting Share on NASDAQ on December 31, 2024 of US$135.97.

During the year ended December 31, 2024, each of Messrs. Mayer, Mulamoottil, Michaud and McLernon exercised options. As a result of the exercises noted here, these NEOs achieved the notional gains noted in the following table:

STOCK OPTIONS – NOTIONAL GAINS ACHIEVED IN 2024
Named Executive Officer	No. of Options Exercised During 2024	Exercise Price of Options Exercised (US$)	Notional Gains Achieved in 2024 (US$)(1)
Christian Mayer	30,000	68.65	1,469,400
	30,000	74.71	2,295,300
Elias Mulamoottil	40,000	74.71	2,706,800
Zachary Michaud	40,000	74.71	1,798,400

___________

Note:

(1)	Notional gains achieved is calculated using the closing price per Subordinate Voting Share on NASDAQ on the applicable exercise date less the exercise price of the applicable stock options. Notional gains achieved does not take into account whether or not the NEO actually sold the Subordinate Voting Shares received upon exercise of any options.

Incentive Award Plans

The following table provides information concerning the incentive award plans with respect to each NEO during the year ended December 31, 2024. The only incentive award plans of Colliers during such period were its stock option plan, AIBP and the CEO LTIP.

INCENTIVE AWARD PLANS – VALUE VESTED OR EARNED DURING THE YEAR ENDED DECEMBER 31, 2024(1)
Named Executive Officer	Option-Based Awards – Value Vested During 2024 (US$)(2)	Share-Based Awards – Value Vested During 2024 (US) (2)	Non-Equity Incentive Plan Compensation – Value Earned During 2024 (US$)
Jay Hennick	-	16,453,580	Nil
Christian Mayer	2,388,135	-	Nil
Elias Mulamoottil	2,277,255	-	Nil
Zachary Michaud	2,277,255	-	Nil
Christopher McLernon	1,559,915	-	Nil

___________

Notes:

(1)	Under the terms of the Option Plan, Mr. Hennick is not eligible to participate in the Option Plan or to receive grants of options thereunder.
(2)	Calculated using the closing price per Subordinate Voting Share on NASDAQ on the applicable vesting date (less the exercise price of stock options, as applicable).

Equity Compensation Plan Information

Stock Option Plan

Colliers provides a long-term incentive by granting stock options to directors, officers and full-time employees (other than Mr. Hennick) through the Colliers Stock Option Plan, as amended (the "Option Plan"). At a meeting of shareholders held in June 2004, shareholders adopted the Option Plan and have subsequently approved amendments thereto.

Subject to the terms of the Option Plan, the Board has the authority to approve those individuals to whom options will be granted and to fix the terms of such options which may not be for less than one year nor more than ten years from the date of grant (subject to an automatic 10 business day extension to the expiry date of an option which otherwise would expire within a blackout period). The Option Plan provides flexible vesting, at the discretion of the Board. Mr. Hennick is not eligible to participate in the Option Plan or to receive grants of options thereunder. The Option Plan is administered solely by the Board and grants of options under the Option Plan are made as follows (the "Option Granting Process"): all proposed option grants are submitted to the Compensation Committee for review and a recommendation is made to the Board; proposed option grants recommended by the Compensation Committee are then submitted to the Board for approval and, if approved, are granted on the date so approved by the Board. The Compensation Committee, in considering any grant of options, and the Board in approving any grant of options, take into account whether the amount of options proposed to be granted to each optionee is competitive, both in terms of past practice at Colliers as well as with respect to equity awards granted to officers, employees and directors of public company peers of Colliers, as well as the contribution of the optionee in the success of the business. Grants of options are approved subject to compliance with the Option Plan and all applicable laws and regulatory and stock exchange requirements.

The option price per Subordinate Voting Share with respect to any option granted under the Option Plan is determined by the Board at the time the option is granted, but such price shall not be less than the Minimum Price on the day on which the issuance of the option is authorized or approved by the Board. For the purposes of the Option Plan, "Minimum Price" means: (i) in the event that the Subordinate Voting Shares are then traded on the Toronto Stock Exchange ("TSX") and/or NASDAQ, the closing price of the Subordinate Voting Shares on the TSX or NASDAQ on the trading day prior to the day on which the issuance of the option is authorized or approved by the Board; (ii) in the event that the Subordinate Voting Shares are not then traded on the TSX and NASDAQ, the closing price of the Subordinate Voting Shares on such public market on which the Subordinate Voting Shares are then traded, as selected by the Board, in its sole discretion, on the trading day prior to the day on which the issuance of the option is authorized or approved by the Board; or (iii) in the event that the Subordinate Voting Shares are not then traded on any public market, the price of the Subordinate Voting Shares as determined by the Board, in its sole discretion, on the day on which the issuance of the option is authorized or approved by the Board.

As at December 31, 2024 under the Option Plan: (a) options which were exercisable for 3,311,800 Subordinate Voting Shares (or 6.5% of the aggregate outstanding Common Shares) were granted and outstanding; (b) options which had previously been exercisable for 6,337,250 Subordinate Voting Shares had been exercised or expired; and (c) options which had previously been exercisable for 840,300 Subordinate Voting Shares had been cancelled and were returned to the pool of options available to be granted. The cumulative maximum number of Subordinate Voting Shares subject to grants of options under the Option Plan (since it was created in 2004) as at December 31, 2024 was limited to 10,600,000 (or 20.9% of the aggregate outstanding Common Shares). Accordingly, options exercisable for 950,950 Subordinate Voting Shares (or 1.9% of the aggregate outstanding Common Shares) were available for granting at that date. The sum of: (a) the options to purchase 3,311,800 Subordinate Voting Shares that were outstanding as at December 31, 2024; and (b) the options to purchase 950,950 Subordinate Voting Shares remaining available to grant at such date, equaled 8.4% of the aggregate outstanding Common Shares on that date. For the annual burn rate of options granted under the Option Plan, see Securities Authorized for Issuance under Equity Compensation Plans" below.

In the event of the death of an optionee while in the employment, or as an officer, of Colliers or a subsidiary prior to the end of the term of the option, the optionee's legal representative may exercise the option for a period of one year following the death of the optionee or the expiry of the term of the option, whichever is earlier. In the event that an employee optionee resigns, is removed as an officer or is discharged for "cause" as an employee of Colliers or a subsidiary, the option will in all respects cease and terminate. In the event an optionee's employment is otherwise terminated by Colliers or a subsidiary, such optionee may exercise the option for a period of 30 days following the effective date of termination or the expiry of the term of the option, whichever is earlier.

The Option Plan provides that the aggregate number of Subordinate Voting Shares reserved for issuance pursuant to all options granted to any one optionee shall not exceed 5% of the number of Subordinate Voting Shares outstanding on a non-diluted basis at the time of such grant. In addition, the Option Plan provides that the aggregate number of securities: (a) issued to insiders, within any one year period; and (b) issuable to insiders, at any time under the Option Plan, or when combined with all other share compensation arrangements, shall not exceed 10% of Colliers' total issued and outstanding securities. As of December 31, 2024, Colliers had outstanding options under the Option Plan to purchase an aggregate of 3,311,800 Subordinate Voting Shares (being 6.5% of the aggregate outstanding Common Shares at that date). These options are held by various directors, officers and employees and are non-assignable.

Where there is a take-over bid to acquire the outstanding shares or Colliers enters into an agreement providing for the sale of all or substantially all of the assets of Colliers such that, following completion of such sale, Colliers will cease to carry on, directly or indirectly, an active business, the Board may advise optionees that all options will expire (subject to certain limitations) on the date determined by the Board and each optionee shall have the right to exercise their options in whole or in part, regardless of vesting.

The Option Plan provides that appropriate adjustments in the number of Subordinate Voting Shares and in the exercise price per Subordinate Voting Share, relating to options granted or to be granted, shall be made by the Board to give effect to adjustments in the number of Subordinate Voting Shares resulting from any subdivisions, consolidations or reclassifications of the Subordinate Voting Shares, the payment of stock dividends or other relevant changes in the capital structure. Any such adjustments shall be subject to the approval thereof by such stock exchanges on which the Subordinate Voting Shares are then listed for trading (including, if required by any such stock exchanges, approval of the shareholders).

The Option Plan provides that, subject to regulatory approval, the approval of any stock exchange on which the Subordinate Voting Shares are then listed for trading and the limitations set out in the next two following paragraphs, the Board may, by resolution, amend, vary or discontinue the Option Plan, or any agreement or entitlement subject to the Option Plan, at any time without notice to or approval of the shareholders of Colliers, including, without limitation, for the purpose of: (i) changing the class of persons who will be eligible to be granted options pursuant to the Option Plan; (ii) ensuring continuing compliance with applicable laws and regulations and the requirements or policies of any governmental or regulatory authority, securities commission or stock exchange having authority over Colliers or the Option Plan; (iii) changes of a "housekeeping", clerical, technical or stylistic nature; (iv) changing the method of determining the option price for options granted pursuant to the Option Plan, provided that the option price shall not in any case be lower than the "market price" of a Subordinate Voting Share, as that term (or any successor term) is interpreted and applied by the TSX; (v) changing the following terms governing options under the Option Plan: (A) vesting terms (including the acceleration of vesting); (B) exercise and payment method and frequency; (C) transferability or assignability; (D) to fairly or properly take into account a sale, arrangement or take-over bid; (E) adjustments required in the circumstances of a change in the structure of the capital of Colliers; and (F) the effect of termination (for whatever reason) of the optionee's employment or service; (vi) determining that any of the provisions of the Option Plan or any agreement subject to the Option Plan concerning the effect of termination (for whatever reason) of the optionee's employment, service or consulting agreement/arrangement or cessation of the optionee's directorship or office, shall not apply for any reason acceptable to the Board; (vii) changing the terms and conditions of any financial assistance which may be provided by Colliers to the optionees to facilitate the purchase of Subordinate Voting Shares, or adding or removing any provisions providing for such financial assistance; (viii) adding or amending a cashless exercise feature, payable in cash or securities, provided same includes a full deduction of the number of underlying Subordinate Voting Shares from the Option Plan reserved under the Option Plan; (ix) providing for the granting of non-equity based kinds of awards under the Option Plan; (x) adding or amending provisions necessary for options under the Option Plan to qualify for favourable tax treatment to optionees and/or Colliers under applicable tax laws; (xi) changing any terms relating to the administration of the Option Plan; and (xii) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules and policies of the TSX and of any other stock exchange or market having authority over Colliers or the Option Plan).

The Option Plan further provides that, subject to regulatory approval, the approval of any stock exchange on which the Subordinate Voting Shares are then listed for trading and the limitations set out later in this section, the Board may, by resolution, amend, vary or discontinue the Option Plan, or any agreement or entitlement subject to the Option Plan, at any time for the following purposes, provided that any such amendment, variance or discontinuance will not become effective unless and until approved by a majority of the votes cast by shareholders of Colliers, in person or by proxy, at a meeting of shareholders: (a) any increase in the maximum number of Subordinate Voting Shares issuable under the Option Plan or any change from a fixed maximum number of Subordinate Voting Shares issuable under the Plan to a fixed maximum percentage; (b) any reduction in the option price of an outstanding option except for the purpose of maintaining option value in connection with a change in the structure of the capital of Colliers (for this purpose, the cancellation or termination of an option of an optionee prior to expiry of the option term for the purpose of reissuing an option to the same optionee with a lower exercise price shall be treated as an amendment to reduce the option price of an option); (c) any extension of the option term or any amendment to permit the grant of an option with an expiry date of more than 10 years from the date the option is granted; (d) permitting any option granted under the Option Plan (or any other kind of award which may hereafter form part of the Option Plan) to be transferable or assignable other than for estate planning or normal estate settlement purposes; (e) providing for the granting of equity based kinds of awards under the Option Plan; and (f) any other amendment requiring shareholder approval under applicable law (including, without limitation, under the rules and policies of the TSX and of any other stock exchange or market having authority over Colliers or the Option Plan). In the case of any amendment or variance referred to above, insiders of Colliers who directly benefit from such amendment or variance will not have the votes attaching to the Subordinate Voting Shares or other securities of Colliers held, directly or indirectly, by them counted in respect of the required approval of the shareholders of Colliers.

Notwithstanding the two immediately preceding paragraphs, the Option Plan provides that no amendment, variance or discontinuance of the Option Plan, or any agreement or entitlement subject to the Option Plan, may be made, without the prior written consent of the optionee, if the Board determines that the effect thereof is to impair, derogate from or otherwise materially and adversely affect any option previously granted to such optionee under the Option Plan.

In addition, the Option Plan provides that Colliers shall have the right, in certain circumstances and in lieu of delivering Subordinate Voting Shares, to pay to an optionee the "in the money" amount of the stock options held by such optionee, at its election, in the event of a formal take-over bid for all of the shares of Colliers, a sale of all or substantially all of the assets of Colliers (under circumstances such that, following the completion of such sale, Colliers will cease to carry on an active business) or any merger, arrangement, amalgamation or other similar form of transaction involving Colliers under circumstances such that, following the completion of such transaction, there is a change in control of Colliers.

The objective of granting options is to encourage employees and directors to acquire an increased ownership interest in Colliers over a period of time, which acts as a financial incentive to consider the long-term interests of Colliers and its shareholders.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth aggregated information as at December 31, 2024 with respect to compensation plans under which equity securities are authorized for issuance.

Plan Category(1)	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (US$)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in the second column)
Stock Option Plan	3,311,800	116.37	950,950

___________

Note:

(1)	The only equity compensation plan is the Option Plan, which Option Plan has been approved by shareholders.

Set out below is information related to the applicable "annual burn rate" of options granted under the Option Plan. "Annual burn rate" is the number of stock options granted under Option Plan during the applicable fiscal year divided by the weighted average number of Common Shares outstanding for the applicable fiscal year.

Year	Number of Options Granted under Option Plan	Weighted Average Number of Common Shares Outstanding for the Applicable Year	Burn Rate
2024	698,600	49,896,930	1.4%
2023	815,000	45,679,676	1.8%
2022	837,500	43,409,265	1.9%

Management Contract

Colliers has entered into the Management Services Agreement with Jayset and Jay S. Hennick which agreement formed part of the transaction approved at the annual and special meeting of shareholders held on April 14, 2021 by shareholders holding 95.0% of the votes cast (excluding shares held by Mr. Hennick or entities related to him).

Under the terms of the Management Services Agreement, Mr. Hennick performs the services of Chairman and CEO of Colliers on behalf of Jayset. The amounts paid or payable to Jayset are included in the information provided for Mr. Hennick in the Summary Compensation Table above. The Management Services Agreement had an initial term which ends on April 16, 2026, with successive one-year renewals with the agreement of Colliers and Jayset. In connection with the granting of the CEO LTIP in October 2024, an amendment was entered into to extend the initial term of the MSA until January 1, 2029. Jayset may voluntarily terminate the Management Services Agreement upon six-months prior written notice to Colliers. Colliers may elect to discontinue the use of Jayset's services upon payment to Jayset of 300% of the aggregate of: (i) the average management fee (base salary) and any other fees for the three years prior to the termination; and (ii) the average incentive fee (AIBP amount) for the three years prior to the termination.

Executive Share Ownership Policy

Colliers has an executive share ownership policy (the "ESO Policy") requiring the NEOs achieve and maintain, for the duration of their employment, minimum ownership of shares of Colliers having a value of: (a) in the case of the CEO and CFO, three times their base salary; and (b) in the case of all other NEOs, two times their base salary. Any newly appointed, retained or promoted NEOs will be permitted three years from their appointment/retention/promotion date (or, if later, the date on which they became a NEO) to achieve the required minimum ownership of shares. For the purposes of the ESO Policy, the base salary or management fee used will be fixed to such base salary or management fee in effect at the time the NEO first becomes subject to the ESO Policy. Upon achieving the minimum ownership of shares required under the ESO Policy, the NEO will no longer be required to acquire further shares, including as a result of any decrease in the market price of Colliers shares. The minimum ownership of shares is not required to continue following the cessation of employment. The Board may grant exceptions to the ESO Policy where circumstances warrant, including, but not limited to, tax and estate planning considerations. As of the Record Date, all of the NEOs are in compliance with the ESO Policy.

The table below sets out: (a) the number and value (as at December 31, 2024) of all Subordinate Voting Shares and, where applicable, Multiple Voting Shares beneficially owned by, or subject to the control and direction of, each NEO; (b) the total value of unexercised in-the-money options held by each NEO (as calculated under “NEOs Outstanding Option-Based and Share-Based Awards” above); and (c) in the case of Mr. Hennick, the value of all share-based awards for Mr. Hennick under the CEO LTIP:

Name and Principal Position of Named Executive Officer	Number and Total Value of Subordinate Voting Shares (US$)(1)	Number and Total Value of Multiple Voting Shares (US$)(1)	Number and Value of Share-Based Awards (US$)(1)	Value of Unexercised In-the-Money Options (US$)(2)	Total Value (US$)
Jay S. Hennick, Chairman and Chief Executive Officer	5,222,987 $710,169,542	1,325,694 $180,254,613	428,174 $58,218,819	-	$948,642,974
Christian Mayer, Chief Financial Officer	178,518 $24,273,092	-	-	$7,579,980	$31,853,072
Elias Mulamoottil, Co-Chief Investment Officer	92,503 $12,577,633	-	-	$7,095,680	$19,673,313
Zachary Michaud, Co-Chief Investment Officer	30,922 $4,204,464	-	-	$7,095,680	$11,300,144
Christopher McLernon, Chief Executive Officer, Real Estate Services	39,537 $5,375,846	-	-	$5,864,950	$11,240,796

___________

Notes:

(1)	Determined using the closing price per Subordinate Voting Share on NASDAQ on December 31, 2024 of US$135.97.
(2)	Calculated using the closing price per Subordinate Voting Share on NASDAQ on December 31, 2024 of US$135.97 (less the exercise price of stock options). For further information, see “NEOs Outstanding Option-Based and Share-Based Awards” above.

Policy Regarding Hedging or Monetization Transactions

The Board has adopted a policy relating to the trading in securities of Colliers by directors, employees (including NEOs) and other insiders (the "Trading Policy"). Among other things, the following are prohibited by the Trading Policy: (i) short sales of Colliers securities; (ii) transactions in puts, calls or other derivative securities, on an exchange or in any other organized market; (iii) hedging or monetization transactions that allow an individual to continue to own the covered securities, but without the full risks and rewards of ownership; and (iv) the resale of securities of Colliers purchased in the open market prior to the expiration of three months from the purchase date.

Incentive Compensation Reimbursement Policy

To further align management's interests with the interests of shareholders and in support good governance practices, Colliers has an incentive compensation reimbursement policy (the "ICR Policy"). Under the ICR Policy, Colliers will require reimbursement, subject to very limited exceptions permitted under applicable securities laws, of any incentive compensation awarded to any management personnel if, within three years of receiving such award, any accounting restatement occurs (including, for greater certainty, any restatement to avoid a material misstatement if an error were corrected in the current period or left uncorrected in the current period) and it is determined that such personnel received any erroneously awarded compensation, which is defined as the amount of any incentive-based compensation that was received and exceeds the amount of compensation that would have been received based on the amounts set out in the applicable restatement (without regard to any taxes paid by the recipient). To do this, Colliers may pursue various ways to recover by: (i) seeking repayment; (ii) reducing the amount that would otherwise be payable under another incentive compensation award; (iii) withholding future equity grants, incentive awards or salary increases; or (iv) take any combination of these actions.

Termination and Change of Control Benefits

As noted under "Management Contract" above, Colliers may elect to discontinue the use of Jayset's services pursuant to the Management Services Agreement upon payment to Jayset of 300% of the aggregate of: (i) the average management fee (base salary) and any other fees for the three years prior to the termination; and (ii) the average incentive fee (AIBP amount) for the three years prior to the termination. Furthermore, the Management Services Agreement provides that in the event of a change of control of Colliers, a transfer of all or substantially all of the assets of Colliers to the shareholders of Colliers or if the Management Services Agreement is not renewed by Colliers at the end of the initial five-year term or any renewal term, then the Management Services Agreement will be deemed to be terminated and the foregoing payments will be payable to Jayset. Assuming that a change of control of Colliers or a discontinuance of Jayset's services took place on December 31, 2024, Colliers would have been required to make a payment to Jayset in the aggregate amount of US$21.6 million pursuant to the Management Services Agreement.

Additionally, Jayset may be entitled to certain cash payments pursuant to the CEO LTIP in the event that the Management Services Agreement is terminated prior to January 1, 2029 or a change of control of Colliers occurs prior to such time.

-	If Jayset terminates the Management Services Agreement, any units granted under the CEO LTIP that have not satisfied the performance-vesting conditions at such time will be immediately forfeited. If the performance-vesting conditions applicable to any units have been satisfied on the date of termination, such units would be settled as of January 1, 2029. Assuming that a termination of the Management Services Agreement by Jayset took place on December 31, 2024, a total of 107,043 units were performance-vested at such time and such units would remain available for settlement on the timeline noted above.
-	Depending on the specific grounds of “cause” that apply, if the Company terminates the Management Services Agreement on a “for cause” basis: (a) all units (regardless of whether any vesting conditions have been satisfied) would be immediately forfeited for no consideration; or (b) all units that were performance-vested as of the date of termination would be settled as of the date of termination of the MSA (and all other units would be immediately forfeited for no consideration). Assuming that a termination of the Management Services Agreement “for cause” (in which the consequences in (b) described above would apply) took place on December 31, 2024, Colliers would have been required to make a payment to Jayset in the aggregate amount of $14.6 million with respect to the vested CEO LTIP units.

-	If the Company terminates the Management Services Agreement on a “not for cause” basis: (a) if the performance-vesting conditions applicable to any units had been satisfied on the date of termination, such units would be settled as of the date of termination of the MSA; and (b) the portion of units subject to the immediately following performance-vesting condition that was unsatisfied as of the date of termination of the MSA would remain eligible to vest upon satisfaction of such performance-vesting condition at any time prior to January 1, 2029. Assuming that a termination of the Management Services Agreement ”not for cause” took place on December 31, 2024; (a) Colliers would have been required to make a payment to Jayset in the aggregate amount of $14.6 million with respect to the vested CEO LTIP units; and (b) a total of 107,043 units would remain available for settlement if Colliers’ “market capitalization” (as defined under CEO’s Compensation Plan above) exceeded $9,233,000,000 at any time prior to January 1, 2029.
-	If a change of control of Colliers occurs, all units under the CEO LTIP that were performance-vested on the applicable transaction date (including those that would performance-vest as a result of the market capitalization implied by the change of control transaction) would be settled on the closing date of the change of control transaction. Assuming that such a transaction was completed on December 31, 2024 at the prevailing market price of the Subordinate Voting Shares on such date, Colliers would have been required to make a payment to Jayset in the aggregate amount of $14.6 million with respect to the CEO LTIP units.

Pursuant to the terms of the Option Plan, where there is a take-over bid to acquire the outstanding shares or Colliers enters into an agreement providing for the sale of all or substantially all of the assets of Colliers such that, following completion of such sale, Colliers will cease to carry on, directly or indirectly, an active business, the Board may advise optionees (including any NEOs who are optionees at the time) that all options will expire (subject to certain limitations) on the date determined by the Board and each optionee shall have the right to exercise their options in whole or in part, regardless of vesting. In addition, the Option Plan provides that Colliers shall have the right, in certain circumstances and in lieu of delivering Subordinate Voting Shares, to pay to an optionee the "in the money" amount of the stock options held by such optionee, at its election, in the event of a formal take-over bid for all of the shares of Colliers, a sale of all or substantially all of the assets of Colliers (under circumstances such that, following the completion of such sale, Colliers will cease to carry on an active business) or any merger, arrangement, amalgamation or other similar form of transaction involving Colliers under circumstances such that, following the completion of such transaction, there is a change in control of Colliers.

Each of Messrs. Mayer, Mulamoottil, Michaud would be entitled to receive notice or pay in lieu of notice upon any termination in accordance with applicable common law.

In the event that Colliers terminates the employment of Mr. McLernon without cause under the terms of Mr. McLernon's employment agreement, Colliers must pay Mr. McLernon an amount equal to twenty-four months base salary plus an amount equal to the prorated portion of annual bonus plan compensation payable to him in the applicable year of termination. Assuming that Mr. McLernon ceased employment with Colliers in the foregoing stipulated way on December 31, 2024, Colliers would have been required to make a payment to him in the aggregate amount of US$2.6 million pursuant to his employment agreement with Colliers. Following any termination of employment, Mr. McLernon remains subject to certain post-termination non-solicitation and non-competition covenants.

Compensation of Directors

During the year ended December 31, 2024, each director who was not a full time employee of, or providing management services to, Colliers or any of its subsidiaries was, subject to the reductions noted below, eligible to receive: (a) an annual retainer of US$75,000 and (b) meeting fees of US$1,750 for each meeting of the Board or committee thereof attended by such director in person and US$1,000 for each meeting attended by telephone. In addition, the Lead Director received an annual retainer of US$50,000, the Chair of the Audit & Risk Committee received an annual retainer of US$20,000 and the Chair of any other Board committee received an annual retainer of US$10,000.

In 2024, the Compensation Committee undertook a review of Colliers’ director compensation practices, including engagement of Pay Governance, LLC as an independent compensation consultant to assist. Such review included a benchmarking exercise, a review of market best practices and an evaluation of each element of Colliers’ director compensation. Following the completion of this review exercise, the Board agreed to adopt several changes to its compensation program. Effective January 1, 2025, each director is eligible to receive an annual retainer of US$100,000, with no additional per meeting fees. In addition, the Lead Director will continue to receive an annual retainer of US$50,000, the Chair of the Audit & Risk Committee will receive an annual retainer of US$15,000 and the Chair of each other committee of the Board shall receive an annual retainer of US$10,000. Additionally, each director will be eligible to receive grants of deferred share units, as described in further detail below and directors will not receive any further grants of stock options under the Option Plan.

Pursuant to the deferred share unit plan (the “DSU Plan”) approved by the Board in September 2024, directors are eligible to be granted cash-settled deferred share units (“DSUs”). It is anticipated that grants of such DSUs shall be made on an annual basis, and directors are also entitled to elect to receive all or a portion of their retainer fees (as described above) in the form of DSUs (the value of which are to be calculated and granted on the date on which such retainer fees would otherwise be payable). Each DSU entitles the holder to payment equal to the United States dollar value of one Subordinate Voting Share on a date occurring within a specified period following their ceasing to be a member of the Board. Holders of DSUs are entitled to receive additional DSUs equal to the value of any dividends payable on the Subordinate Voting Shares during the period while the DSUs are held. In no circumstances shall the DSUs entitle the holder to be issued any Subordinate Voting Shares.

Individual Director Compensation for 2024.

The DSU Plan is intended to replace grants to directors under the Option Plan. Accordingly, directors will no longer be granted stock options but will be eligible to exercise stock options granted in prior years.

The following table provides a summary of all amounts of compensation provided to the current and proposed directors during the year ended December 31, 2024. Mr. Hennick, as member of management, does not receive any compensation for acting as director of Colliers.

DIRECTOR COMPENSATION TABLE FOR 2024
Name	Fee Earned (US$)	Share-Based Awards (US$)(1)	Non-Equity Incentive Plan Compensation (US$)	All Other Compensation (US$)	Total (US$)
John (Jack) P. Curtin, Jr.	134,250	200,000	Nil	Nil	134,250
Christopher Galvin	81,250	200,000	Nil	Nil	281,250
Jane Gavan	86,000	200,000	Nil	Nil	286,000
Stephen J. Harper	93,000	200,000	Nil	Nil	293,000
Poonam Puri	83,000	200,000	Nil	Nil	283,000
Katherine M. Lee	99,000	200,000	Nil	Nil	299,000
Benjamin F. Stein	86,000	200,000	Nil	Nil	286,000
John Sullivan	8,000	200,000	Nil	Nil	208,000
L. Frederick Sutherland	105,000	200,000	Nil	Nil	305,000
Edward Waitzer	85,000	200,000	Nil	Nil	285,000

___________

Note:

(1)	The amounts reported represent the value of DSUs granted to each director (calculated by multiplying the number of DSUs granted times the closing price of the Subordinate Voting Shares on NASDAQ on the date prior to the date of grant).

The following table summarizes the fees paid to current individual directors during 2024. During such period, Colliers paid to such directors, in their capacity as such, aggregate fees equal to US$860,500.

Name	Board & Board Lead Director Annual Retainer (US$)	Committee & Committee Chair Annual Retainer (US$)	Total Board Attendance Fees (US$)	Total Committee Attendance Fees (US$)	Total Fees Payable (US$)	Total Fees Paid in Cash (US$)
John (Jack) P. Curtin, Jr.	75,000	50,000	5,250	4,000	134,250	134,250
Christopher Galvin	75,000	-	5,250	1,000	81,250	81,250
Jane Gavan	75,000	-	7,000	4,000	86,000	86,000
Stephen J. Harper	75,000	10,000	7,000	1,000	93,000	93,000
Poonam Puri	75,000	-	7,000	1,000	83,000	83,000
Katherine M. Lee	75,000	10,000	7,000	7,000	99,000	99,000
Benjamin F. Stein	75,000	-	7,000	4,000	86,000	86,000
John Sullivan	6,250	-	1,750	-	8,000	8,000
L. Frederick Sutherland	75,000	20,000	7,000	3,000	105,000	105,000
Edward Waitzer	75,000	-	7,000	3,000	85,000	85,000

Director Outstanding Option-Based and Shared Based Awards

The table below reflects all option-based awards for each director outstanding as at December 31, 2024.

DIRECTOR OPTION–BASED AWARDS OUTSTANDING AS AT DECEMBER 31, 2024(1)(2)
Name of Director	Number of Securities Underlying Unexercised Options(3)	Option Exercise Price (US$/Security)	Option Expiration Date	Value of Unexercised In-the-Money Options (US$)(4)
John (Jack) P. Curtin, Jr.	11,250 11,250 11,250 10,000	106.98 93.18 138.12 88.90	December 5, 2028 December 6, 2027 December 7, 2026 December 10, 2025	326,138 481,388 Nil 470,700
Christopher Galvin	11,250 11,250 11,250 10,000	106.98 93.18 138.12 88.90	December 5, 2028 December 6, 2027 December 7, 2026 December 10, 2025	326,138 481,388 Nil 470,700
Jane Gavan	11,250 11,250 11,250 10,000	106.98 93.18 138.12 88.90	December 5, 2028 December 6, 2027 December 7, 2026 December 10, 2025	326,138 481,388 Nil 470,700
Stephen J. Harper	11,250 11,250 11,250 10,000	106.98 93.18 138.12 88.90	December 5, 2028 December 6, 2027 December 7, 2026 December 10, 2025	326,138 481,388 Nil 470,700
Poonam Puri	11,250 11,250 11,250	106.98 93.18 150.24	December 5, 2028 December 6, 2027 February 14, 2027	326,138 481,388 Nil
Katherine M. Lee	11,250 11,250 11,250 3,000	106.98 93.18 138.12 88.90	December 5, 2028 December 6, 2027 December 7, 2026 December 10, 2025	326,138 481,388 Nil 141,210
Benjamin F. Stein	11,250 11,250 11,250 10,000	106.98 93.18 138.12 88.90	December 5, 2028 December 6, 2027 December 7, 2026 December 10, 2025	326,138 481,388 Nil 470,700
L. Frederick Sutherland	11,250 11,250 11,250 10,000	106.98 93.18 138.12 88.90	December 5, 2028 December 6, 2027 December 7, 2026 December 10, 2025	326,138 481,388 Nil 470,700
Edward Waitzer	11,250 11,250	106.98 91.84	December 5, 2028 May 16, 2028	326,138 496,463

___________

Notes:

(1)	The Options vest 10% on the grant date, 15% on the first anniversary, 20% on the second anniversary, 25% on the third anniversary and 30% on the fourth anniversary of the grant date. Notwithstanding the foregoing, the vesting of the noted options held by each non-employee director is accelerated, such that they become immediately fully vested and exercisable, in the event that such director does not stand for re-election, resigns as a director or fails to be re-elected as a director, in each case, in circumstances where there is no willful and substantial breach of such director's fiduciary duties or other legal obligations to Colliers.
(2)	Under the terms of the Option Plan, Mr. Hennick is not eligible to participate in the Option Plan or to receive grants of options thereunder. See "Executive Compensation – Management Contract".
(3)	Each Option entitles the holder to purchase one Subordinate Voting Share. See "Incentive Award Plans of Colliers – Stock Option Plan".
(4)	Calculated using the closing price per Subordinate Voting Share on NASDAQ on December 31, 2024 of US$135.97 less the exercise price of the applicable stock options.

The table below reflects all share-based awards for each director outstanding as at December 31, 2024. All of such awards represent DSUs granted under the DSU Plan.

Name of Named Executive Officer	Number of Units that Have Not Vested(1)	Market or Payout Value of Share-Based Awards that Have Not Vested(2) (US$)	Number of Units that Have Vested(1)	Market or Payout Value of Share-Based Awards that Have Vested(2) (US$)
John (Jack) P. Curtin, Jr.	-	-	1,319	179,356
Christopher Galvin	-	-	1,319	179,356
Jane Gavan	-	-	1,319	179,356
Stephen J. Harper	-	-	1,319	179,356
Poonam Puri	-	-	1,319	179,356
Katherine M. Lee	-	-	1,319	179,356
Benjamin F. Stein	-	-	1,319	179,356
John Sullivan	-	-	1,319	179,356
L. Frederick Sutherland	-	-	1,319	179,356
Edward Waitzer	-	-	1,319	179,356

___________

Notes:

(1)	Each unit entitles the holder to a cash payment equal to the “market price” of the SVS on the applicable settlement date.
(2)	The values shown here have been calculated by multiplying the number of applicable units times the closing price per Subordinate Voting Share on NASDAQ on December 31, 2024 of US$135.97. Each unit is rounded to the nearest whole number.

The following table provides information concerning the incentive award plans with respect to each director during the year ended December 31, 2024.

INCENTIVE AWARD PLANS – VALUE VESTED OR EARNED DURING THE YEAR ENDED DECEMBER 31, 2024(1)
Name of Director	Option-Based Awards – Value Vested During 2024 (US$)(2)	Share-Based Awards – Value Vested During 2024 (US$)(2)	Non-Equity Incentive Plan Compensation – Value Earned During 2024 (US$)
John (Jack) P. Curtin, Jr.	421,753	200,000	Nil
Christopher Galvin	421,753	200,000	Nil
Jane Gavan	621,553	200,000	Nil
Stephen J. Harper	421,753	200,000	Nil
Poonam Puri	207,872	200,000	Nil
Katherine M. Lee	421,753	200,000	Nil
Benjamin F. Stein	421,753	200,000	Nil
John Sullivan	Nil	200,000	Nil
L. Frederick Sutherland	421,753	200,000	Nil
Edward Waitzer	117,822	200,000	Nil

___________

Notes:

(1)	Under the terms of the Option Plan, Mr. Hennick is not eligible to participate in the Option Plan or to receive grants of options thereunder. See "Executive Compensation – Management Contract", “CEO’s Compensation Plan” and "Incentive Award Plans of Colliers – Stock Option Plan".
(2)	Calculated using the closing price per Subordinate Voting Share on NASDAQ on the applicable vesting date (less the exercise price of the applicable stock options, as applicable).

Performance Graph

The following graph compares the total cumulative shareholder return for C$100 invested in Subordinate Voting Shares (with any cash dividends reinvested into Subordinate Voting Shares) on the TSX (symbol: CIGI) with the S&P/TSX Composite Total Return Index for the period commencing December 31, 2020 and ending December 31, 2024 The Subordinate Voting Shares are also traded on NASDAQ (symbol: CIGI).

CIGI Subordinate Voting Shares
S&P/TSX Composite Total Return Index
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
December 31, 2020
December 31, 2021
December 31, 2022
December 31, 2023
December 31, 2024

As noted in the graph above, during the five-year period noted, the total cumulative shareholder return for C$100 invested in Subordinate Voting Shares significantly outperformed the S&P/TSX Composite Total Return Index. In 2019, this was reflected in a 14% increase in the Colliers adjusted earnings per share for 2019 over the prior year and consequently, an annual performance bonus was earned by each NEO for 2019. In 2020, in light of a 10% adjusted earnings per share decline versus the prior year, no annual performance bonus was paid to the NEOs. In 2021, this was reflected in a 79% increase in the Colliers adjusted earnings per share for 2021 over the prior year and consequently, an annual performance bonus was earned by each NEO for 2021. In 2022, this was reflected in a 17% increase in the Colliers adjusted earnings per share for 2022 over the prior year and consequently, an annual performance bonus was earned by each NEO for 2022. In 2023, in light of a 23% adjusted earnings per share decline versus the prior year, no annual performance bonus was paid to the NEOs. In 2024, this was reflected in a 7% increase in the Colliers adjusted earnings per share for 2024 over the prior year and consequently, an annual performance bonus was earned by each NEO for 2024. See "Compensation Discussion and Analysis – Base Salary" and "– Annual Bonus Incentive" above.

Indebtedness of Directors AND

Executive Officers under Securities Purchase AND OTHER Programs

The following table sets out certain information regarding the aggregate indebtedness owing to Colliers or its subsidiaries which is outstanding as at the date hereof by all executive officers, directors, employees and former executive officers, directors and employees of Colliers and its subsidiaries:

AGGREGATE INDEBTEDNESS (US$)
Purpose	To Colliers or its Subsidiaries(1)	To Another Entity
Share Purchases	2,105,579	–
Other	Nil	–
___________

Note:

(1)	All indebtedness noted is owing to subsidiaries of Colliers from directors and employees of subsidiaries of Colliers. Amounts noted relating to share purchases are in connection with acquisitions of shares of a subsidiary of Colliers. No individual who is, or at any time during the year ended December 31, 2024 was, a director or executive officer of Colliers, a proposed nominee for election as a director of Colliers or an associate of any such director, executive officer or proposed nominee is indebted to Colliers or any of its subsidiaries in respect of a security purchase program or otherwise.

Other than as set out above, and except for certain routine indebtedness arising in the normal course of business, as at the date hereof, there was no other indebtedness owed to Colliers or any of its subsidiaries from executive officers, directors, employees and former executive officers, directors and employees of Colliers or any of its subsidiaries (or to another entity as a result of the indebtedness being subject to a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Colliers or any of its subsidiaries).

The Board has adopted a policy that prohibits any loans to the directors or executive officers of Colliers.

BUSINESS OF THE MEETING

Receipt of Financial Statements

The audited consolidated financial statements of Colliers for the year ended December 31, 2024 and the Report of Independent Registered Public Accounting Firm thereon will be presented to the Meeting. No vote by the shareholders with respect thereto is required. If any shareholders have questions regarding such financial statements, the questions may be brought forward at the Meeting.

The audited consolidated financial statements of Colliers for the year ended December 31, 2024 and Management’s Report on the Internal Control over Financial Reporting, and the Report of Independent Registered Public Accounting Firm thereon and management's discussion and analysis relating thereto, are included in the 2024 Annual Report of Colliers sent to shareholders.

Appointment of Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP, Chartered Professional Accountants, are the independent registered public accounting firm of Colliers and have served as its external auditors since May 23, 1995.

Management recommends that shareholders reappoint PricewaterhouseCoopers LLP as the independent registered public accounting firm of Colliers to hold office until the close of the next annual meeting of the shareholders, and to authorize the Board to fix the remuneration of the external auditors. It is intended that the persons named in the accompanying form of proxy (provided the same is duly executed in their favour and is duly deposited), unless their authority to do so has been withheld, will vote the Colliers shares represented thereby in favour of appointing PricewaterhouseCoopers LLP as the independent registered public accounting firm of Colliers and authorizing the directors of Colliers to fix their remuneration. In making this recommendation, the Audit & Risk Committee has considered, among other things, PwC’s capability, geographic reach, work quality and experience gained over the period while it has been Colliers’ auditor (while taking into account controls and processes to maintain PwC independence including mandatory audit partner rotation and rotation of other key audit personnel).

From time to time, PricewaterhouseCoopers LLP also provides non-audit services to Colliers and its subsidiaries. The Audit & Risk Committee has considered whether the provision of non-audit services is compatible with maintaining PricewaterhouseCoopers LLP's independence and has concluded that it is. Total fees paid to PricewaterhouseCoopers LLP in 2024 were C$6.87 million. Of such amount, C$4.63 million related to audit fees (being fees billed by Colliers' external auditor for audit services, including subsidiary/statutory audits), C$0.34 million related to audit-related fees (being fees billed for assurance and related services by Colliers' external auditor that are reasonably related to the performance of the audit or review of Colliers' financial statements and are not reported under audit fees), C$1.85 million related to tax fees (being the fees billed for professional services rendered by Colliers' external auditor for tax compliance, tax advice, tax planning and certain non-recurring projects) and C$0.01 million related to all other fees (being fees for consulting and subscriptions to accounting and tax research tools). For more information on the Audit & Risk Committee, consult the Annual Information Form of Colliers for the year ended December 31, 2024 available at www.sedarplus.ca.

Election of Directors

The Board currently consists of eleven directors. Pursuant to the articles of Colliers, the number of directors to be elected by the shareholders shall be a minimum of three and a maximum of twenty. The Board proposes to nominate the following ten individuals for election by the shareholders at the Meeting as directors of Colliers: John (Jack) P. Curtin, Jr., Jane Gavan, Stephen J. Harper, Jay S. Hennick, Katherine M. Lee, Poonam Puri, Benjamin F. Stein, John Sullivan, L. Frederick Sutherland and Edward Waitzer. Each director elected will hold office until the next annual meeting of Colliers, or until his or her successor is duly elected or appointed, unless: (i) his or her office is earlier vacated in accordance with the articles and by-laws of Colliers; or (ii) he or she becomes disqualified to act as a director. All of the nominees are currently directors of Colliers.

Unless provided to the contrary, the persons named in the accompanying form of proxy (if the same is duly executed in their favour and is duly deposited) will vote the Colliers shares represented thereby in favour of electing as directors the nominees named below. In case any of the following nominees should become unavailable for election for any reason, unless provided to the contrary, the persons named in the accompanying form of proxy will vote the Colliers shares represented thereby in favour of electing the remaining nominees and such other substitute nominees as a majority of the directors of Colliers may designate in such event.

Colliers has adopted a policy for non-contested meetings whereby shareholders vote separately for each director nominee and each director to be elected at a meeting of shareholders must be elected by a majority (50% + 1 vote) of the votes cast with respect to his or her election. Any director nominee must immediately tender his or her resignation to the Board if he or she is not elected by at least a majority (50% + 1 vote) of the votes cast with respect to his or her election even though duly elected as a matter of corporate law. Such director nominee's resignation to the Board must be effective when accepted by the Board. The Board shall determine whether or not to accept a director nominee's resignation tendered pursuant to the policy within 90 days after the date of the relevant shareholders' meeting. The Board shall accept the resignation absent exceptional circumstances. Colliers will promptly issue a press release announcing the resignation of the director or explaining the reasons justifying its decision not to accept such resignation.

The following information is submitted with respect to the individuals proposed to be nominated for election as directors at the Meeting:

John (Jack) P. Curtin, Jr. Ontario, Canada Age: 74 Director Since: February 10, 2015 Areas of Expertise: ·Governance ·Real Estate ·Finance	Mr. Curtin is an Advisory Director in the Investment Banking Division of Goldman, Sachs & Co. in Toronto and New York. From July 2010 to December 2014, Mr. Curtin served as Chairman and Chief Executive of Goldman Sachs Canada Inc. From 2003 to July 2010, Mr. Curtin was Chairman of Goldman Sachs Canada Inc. From 1999 to 2003, Mr. Curtin was an Advisory Director of Goldman, Sachs & Co. in New York. From 1995 to 1999, Mr. Curtin was Chief Executive of Goldman Sachs Canada Inc. in Toronto. Prior to this assignment, Mr. Curtin was co-head of Global Money Markets and Chairman of Goldman Sachs Money Markets LP. Mr. Curtin moved to Money Markets in 1987 after serving as head of Fixed Income Syndicate/New Issues. Mr. Curtin joined the firm in 1976 in the Corporate Finance Department and was named partner in 1988 and managing director in 1996. Mr. Curtin was previously a member of the Board of Directors the Art Gallery of Ontario Foundation and is a member of the Board of Directors of the Royal Conservatory of Music. He previously served as a Director of the Canada/United States Fulbright Foundation. Mr. Curtin is a former governor of the Toronto Stock Exchange, a former director of Brookfield Asset Management, Cadillac Fairview Corporation, Maxxcom Corporation and the Investment Dealers Association of Canada. Mr. Curtin served as a trustee of Lakefield College School as well as Royal St. George’s College. Mr. Curtin received an MBA from Harvard in 1976 and his BA from Williams College in 1972.
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)
	Board Audit & Risk	4 of 5 6 of 6	80% 100%	Subordinate Voting Shares Total Value of Shares(2) Equity Ownership Policy(3)		40,620 US$5,523,101 Met
	Options Held(4)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	Dec. 10, 2020	Dec. 10, 2025	10,000	US$88.90	10,000	US$470,700
	Dec. 7, 2021	Dec. 7, 2026	11,250	US$138.12	11,250	Nil
	Dec. 6, 2022	Dec. 6, 2027	11,250	US$93.18	11,250	US$481,388
	Dec. 5, 2023	Dec. 5, 2028	11.250	US$106.98	11,250	US$326,138
	DSUs Held(5)
	Dec. 3, 2024	-	1,319	-	-	US$179,344
	Public Board Memberships During the Last Five Years
	–

P. Jane Gavan Ontario, Canada Age: 65 Director Since: April 7, 2020 Areas of Expertise: ·Real Estate ·Management ·Legal ·Finance	Ms. P. Jane Gavan is the President, Asset Management of Dream Unlimited Corporation and has more than 30 years of experience in the real estate industry, having held increasingly senior positions since joining Dream. Ms. Gavan has previously served as Chief Executive Officer of Dream Global Real Estate Investment Trust (Dream Global), Dream Office REIT and Dream Residential REIT. Prior to joining Dream, Ms. Gavan served as legal counsel for numerous companies including Oxford Properties Corp. and Denison Mines Corp., and began her career in private law practice with Blake, Cassels & Graydon, LLP, specializing in real estate and corporate finance. Ms. Gavan earned an Honours Bachelor of Commerce degree from Carleton University and a Bachelor of Laws degree from Osgoode Hall, York University. Ms. Gavan has served on the board of directors of the Women's College Hospital Foundation and is on the Patron's Council for Community Living Toronto.
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)
	Board Compensation	5 of 5 4 of 4	100% 100%	Subordinate Voting Shares Total Value of Shares(2) Equity Ownership Policy(3)		7,125 US$968,786 Met
	Options Held(4)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	Dec. 10, 2020	Dec. 10, 2025	10,000	US$88.90	10,000	US$470,700
	Dec. 7, 2021	Dec. 7, 2026	11,250	US$138.12	11,250	Nil
	Dec. 6, 2022	Dec. 6, 2027	11,250	US$93.18	11,250	US$481,388
	Dec. 5, 2023	Dec. 5, 2028	11.250	US$106.98	11,250	US$326,138
	DSUs Held(5)
	Dec. 3, 2024	-	1,319	-	-	US$179,344
	Public Board Memberships During the Last Five Years
	Dream Residential REIT* Dream Global REIT* Dream Unlimited Corp.* Dream Office REIT* PrairieSky Royalty Ltd. * Associated with Ms. Gavan’s role at Dream Unlimited Corporation and related companies.			2022 - Present 2011 – 2019 2014 – Present 2018 – Present 2019 – Present

Stephen J. Harper, P.C. Alberta, Canada Age: 65 Director Since: September 15, 2016 Areas of Expertise: ·Governance ·Public Policy	Mr. Harper was elected the twenty-second Prime Minister of Canada in 2006 and served in that role until 2015, making him the longest serving Conservative Prime Minister since Sir John A. Macdonald, Canada's first Prime Minister. Mr. Harper is Chairman of Harper & Associates Consulting, which is affiliated with Dentons, a leading global law firm, and acts as a strategic consultant to clients around the world, providing advice on matters relating to market access, the management of global geopolitical and economic risk, and the maximization of value in global markets. Mr. Harper is a founding partner and Chairman of Vision One Management, a fundamental value-oriented equity fund that applies a private equity investment approach to public markets. Mr. Harper serves as Chair of the Alberta Investment Management Corporation (AIMCo), the province’s pension and sovereign wealth manager. Mr. Harper is a Director of Alimentation Couche-Tard. Mr. Harper also serves as the Chair of the International Democracy Union, the global alliance of centre-right political parties. Mr. Harper has bachelor’s and master’s degree in economics from the University of Calgary, an honorary Doctor of Philosophy from Tel Aviv University, and an honorary degree from the Jerusalem College of Technology. In recognition of his government service, Mr. Harper has been awarded the Ukrainian Order of Liberty, the Woodrow Wilson Award for Public Service, the B'nai B'rith International Presidential Gold Medallion for Humanitarianism and was named as the World Statesman of the Year in 2012 by the Appeal of Conscience Foundation. He is a Companion of the Order of Canada and a member of the Alberta Order of Excellence.

	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)
	Board Governance	5 of 5 1 of 1	100% 100%	Subordinate Voting Shares Total Value of Shares(2) Equity Ownership Policy(3)		12,195 US$1,658,154 Met
	Options Held(4)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	Dec. 10, 2020	Dec. 10, 2025	10,000	US$88.90	10,000	US$470,700
	Dec. 7, 2021	Dec. 7, 2026	11,250	US$138.12	11,250	Nil
	Dec. 6, 2022	Dec. 6, 2027	11,250	US$93.18	11,250	US$481,388
	Dec. 5, 2023	Dec. 5, 2028	11.250	US$106.98	11,250	US$326,138
	DSUs Held(5)
	Dec. 3, 2024	-	1,319	-	-	US$179,344
	Public Board Memberships During the Last Five Years
	Alimentation Couche-Tard Inc. Good Works II Acquisition Corp.			2024 - Present 2021 – 2023

Jay S. Hennick, C.M. Ontario, Canada Age: 68 Director Since: May 30, 1988 Chairman of the Board Since: June 2015 Areas of Expertise: ·Management ·Real Estate ·Finance	Mr. Hennick is the global Chairman, CEO and controlling shareholder of Colliers International. Jay is also the Founder, Chairman and the largest individual shareholder of FirstService and was the former CEO from 1988 to 2015. He is also the Chairman of Hennick & Company, a private family investment firm. In 1998, Mr. Hennick was awarded Canada's Entrepreneur of the Year, and in 2001 he was named Canada's CEO of the Year by Canadian Business Magazine. In 2011, Jay received an Honorary Doctorate of Laws from York University and in 2014, an Honorary Doctorate from the University of Ottawa. In 2019, Mr. Hennick was appointed as a member of the Order of Canada and received the International Horatio Alger Award. Mr. Hennick also served as past Chairman of the Board of Directors of the Sinai Health System and Mount Sinai Hospital, in Toronto. Jay and his wife Barbara are also active philanthropists establishing the Hennick Family Foundation to support important causes in healthcare, education and the arts, the largest of which include: $50 million donation to the Royal Ontario Museum in support of their revitalization and new vision plans; $36 million donation to name Hennick Bridgepoint Hospital, the largest complex care and rehabilitation hospital in Canada; $10 million donation to the World Holocaust Remembrance Centre (Yad Vashem) in Jerusalem, Israel; and smaller but significant benefactions include those to Osgoode Hall Law School and the Schulich School of Business at York University and to the University of Ottawa.
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(6)
	Board	5 of 5	100%	Subordinate Voting Shares Multiple Voting Shares	5,222,987 1,325,694
				Total Value of Shares(2) Equity Ownership Policy(3)	US$890,424,156 Met
Options and DSUs Held
None. Mr. Hennick is not eligible to participate in the Option Plan or DSU Plan or to receive grants of options or DSUs thereunder. See “Executive Compensation – Management Contract”.

CEO LTIP

As of December 31, 2024, a total of 107,043 units had vested pursuant to the terms and conditions of the CEO LTIP. The value of such vested units as at December 31, 2024 was US$14,554,637. For further information regarding the CEO LTIP, see “CEO’s Compensation Plan” above.

	Public Board Memberships During the Last Five Years FirstService Corporation (Chair)			2015 – Present

Katherine M. Lee Ontario, Canada Age: 61 Director Since: June 17, 2015 Areas of Expertise: ·Management ·Real Estate ·Finance	Ms. Lee is a seasoned executive in financial services and served as President & CEO of GE Capital Canada, a leading global provider of financial and fleet management solutions to mid-market companies operating in a broad range of economic sectors. Prior to this role, Ms. Lee served as CEO of GE Capital Real Estate in Canada from 2002 to 2010 building it to a full debt and equity operating company. Ms. Lee joined GE in 1994 where she held a number of positions including Director, Mergers & Acquisitions for GE Capital’s Pension Fund Advisory Services based in San Francisco, and Managing Director of GE Capital Real Estate Korea based in Seoul and Tokyo. Ms. Lee earned a Bachelor of Commerce from the University of Toronto. She is a Chartered Professional Accountant and Chartered Accountant. She is active in the community championing Women’s networks and Asian-Pacific Forums. Ms. Lee is also a member of the Board of Directors of BCE Inc. and PSP Investments.
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)
	Board Audit & Risk Compensation	5 of 5 6 of 6 4 of 4	100% 100% 100%	Subordinate Voting Shares Total Value of Shares(2) Equity Ownership Policy(3)		28,401 US$3,861,684 Met
	Options Held(4)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	Dec. 10, 2020	Dec. 10, 2025	10,000	US$88.90	3,000	US$141,210
	Dec. 7, 2021	Dec. 7, 2026	11,250	US$138.12	11,250	Nil
	Dec. 6, 2022	Dec. 6, 2027	11,250	US$93.18	11,250	US$481,388
	Dec. 5, 2023	Dec. 5, 2028	11.250	US$106.98	11,250	US$326,138
	DSUs Held(5)
	Dec. 3, 2024	-	1,319	-	-	US$179,344
	Public Board Memberships During the Last Five Years
	BCE Inc./Bell Canada			2015 – Present

Poonam Puri Ontario, Canada Age: 52 Director Since: February 9, 2022 Areas of Expertise: · Governance · ESG · Legal	Ms. Puri is a tenured Professor of Law and Chair in Governance at Osgoode Hall Law School in Toronto, Ontario, and a corporate lawyer and Affiliated Scholar at Davies, Ward, Phillips & Vineberg, LLP, a leading Canadian law firm. Ms. Puri holds a Bachelor of Laws from the University of Toronto, a Master of Laws from Harvard University and has earned the Institute of Corporate Directors, Institute-Certified Director Designation (ICD.D). Ms. Puri has extensive experience as an expert in governance and as a director of organizations in the engineering, transportation, infrastructure and healthcare sectors, including as a past director or trustee of Canadian Apartment Properties Real Estate Investment Trust, Solaris Resources, Arizona Mining, Cole Engineering, the Canada Infrastructure Bank, the Greater Toronto Airports Authority, and Holland Bloorview Kids Rehabilitation Hospital (with the latter as chair of the board) and she previously served as a commissioner and director of the Ontario Securities Commission. Ms. Puri presently serves on the board of directors or trustees of Propel Holdings and DRI Healthcare Trust. Ms. Puri has been recognized as one of the top 25 most influential lawyers in Canada by Canadian Lawyer Magazine in 2017 and 2015 and is a former recipient of Canada’s Top 40 under 40 award and Canada’s Most Powerful Women: Top 100 Award. In 2021, Ms. Puri was awarded the Royal Society of Canada’s Yvan Allaire Medal for exemplary contributions to the governance of public and private institutions in Canada, in addition to the Law Society Medal and the David Walter Mundell Medal. In 2022, Ms. Puri was awarded the Peter Dey Governance Achievement Award by the Governance Professionals of Canada. In 2024, Ms. Puri was recognized with the Institute of Corporate Directors Fellowship Award and appointed to the Order of Ontario.
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)
	Board Governance	5 of 5 1 of 1	100% 100%	Subordinate Voting Shares Total Value of Shares(2) Equity Ownership Policy(3)		1,860 US$252,904 Met
	Options Held(4)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	Feb. 14, 2022	Feb. 14, 2027	11,250	US$150.24	11,250	Nil
	Dec. 6, 2022	Dec. 6, 2027	11,250	US$93.18	11,250	US$481,388
	Dec. 5, 2023	Dec. 5, 2028	11,250	US$106.98	11,250	US$326,138
	DSUs Held(5)
	Dec. 3, 2024	-	1,319	-	-	US$179,344

Public Board Memberships During the Last Five Years

DRI Healthcare Trust
Propel Holdings Inc.
Solaris Resources Inc.
Augusta Gold Corporation
Canadian Apartment Real Estate Investment Trust
Tethyan Resources Corporation

					2022- Present 2021 – Present 2023 - 2025 2021 - 2024 2019 – 2022 2019 - 2020

Benjamin F. Stein New York, USA Age: 39 Director Since: September 14, 2017 Areas of Expertise: ·Investing ·Finance	Mr. Stein is a co-founder of The Spruce House Partnership, a New York-based investment partnership. Spruce House was founded in 2005 and has investments in public companies globally and seeks to invest alongside management teams that are focused on growing the value of their companies over the long term. Mr. Stein received his Bachelor of Arts in International Relations from the University of Pennsylvania in 2008. Mr. Stein also serves on the board of The Africa Center, a New York-based institution focused on African business, culture and policy.
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)
	Board Compensation	4 of 4 4 of 4	100% 100%	Subordinate Voting Shares Total Value of Shares(2) Equity Ownership Policy(3)		19,075 US$2,593,628 Met
	Options Held(4)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	Dec. 10, 2020	Dec. 10, 2025	10,000	US$88.90	10,000	US$470,700
	Dec. 7, 2021	Dec. 7, 2026	11,250	US$138.12	11,250	Nil
	Dec. 6, 2022	Dec. 6, 2027	11,250	US$93.18	11,250	US$481,388
	Dec. 5, 2023	Dec. 5, 2028	11.250	US$106.98	11,250	US$326,138
	DSUs Held(5)
	Dec. 3, 2024	-	1,319	-	-	US$179,344
	Public Board Memberships During the Last Five Years GTT Communications, Inc.			2019 – 2021

John Sullivan Ontario, Canada Age: 64 Director Since: December 3, 2024 Areas of Expertise: ·Management ·Real Estate ·Finance

Mr. Sullivan is the former President and CEO of The Cadillac Fairview Corporation Limited and has more than 30 years of real estate experience in acquisitions, dispositions, asset management and development. Prior to becoming CEO, Mr. Sullivan held the position of Executive Vice President, Development at Cadillac Fairview. Before joining Cadillac Fairview, Mr. Sullivan held senior positions with a number of high-profile companies including Marathon Realty Company Limited and Brookfield Properties Corporation.

Mr. Sullivan holds a Bachelor of Civil Engineering degree from Concordia University, a Master of Business Administration degree from McGill University and has completed the Advanced Management Program at Harvard Business School. He currently sits on the boards of MAF Properties (Dubai), Forum Asset Management (Toronto) and the Hospital for Sick Children (Toronto).

	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)
	Board	1 of 1	100%	Subordinate Voting Shares Total Value of Shares(2) Equity Ownership Policy(3)	- - Met
Options Held(4) None
DSUs Held(5)
	Date Granted Dec. 3, 2024	No. Granted 1,319	Value US$179,344
Public Board Memberships During the Last Five Years
	Multiplan Empreendimentos Imobiliaros SA			2012 - 2023

L. Frederick Sutherland Pennsylvania, USA Age: 73 Director Since: June 1, 2015 Areas of Expertise: ·Management ·Real Estate ·Finance	Mr. Sutherland was the Executive Vice President and Chief Financial Officer of Aramark Corporation, Philadelphia, PA, a leading global provider of food services, facilities management and uniform and career apparel, from 1997 to 2015. Prior to joining Aramark in 1980, Mr. Sutherland was Vice President, Corporate Banking, at Chase Manhattan Bank, New York, NY. Mr. Sutherland is a director of Consolidated Edison, Inc. and a former director of Sterling Check Corp. Mr. Sutherland is also a former director and Chair of the Board of WHYY, Philadelphia’s public broadcast affiliate and a trustee of Duke University, The National Constitution Center, Episcopal Community Services, an anti-poverty agency, and People's Light, a professional non-profit theater. Mr. Sutherland holds an MBA Degree in Finance from the Katz School of the University of Pittsburgh and a Bachelors in Physics and Mathematics from Duke University.
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(7)
	Board Audit & Risk	4 of 4 6 of 6	100% 100%	Subordinate Voting Shares Total Value of Shares(2) Equity Ownership Policy(3)		45,000 US$6,118,650 Met
	Options Held(4)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	Dec. 10, 2020	Dec. 10, 2025	10,000	US$88.90	10,000	US$470,700
	Dec. 7, 2021	Dec. 7, 2026	11,250	US$138.12	11,250	Nil
	Dec. 6, 2022	Dec. 6, 2027	11,250	US$93.18	11,250	US$481,388
	Dec. 5, 2023	Dec. 5, 2028	11.250	US$106.98	11,250	US$326,138
	DSUs Held(5)
	Dec. 3, 2024		1,319			US$179,344
	Public Board Memberships During the Last Five Years
	Sterling Check Corp. Consolidated Edison, Inc.			2015 – 2024 2006 – Present

Edward Waitzer Toronto, Ontario Age: 71 Director Since: May 16, 2023 Areas of Expertise: ·Legal ·Governance ·ESG ·Management	Mr. Waitzer was a long-time partner of Stikeman Elliott LLP until his retirement in 2021, including serving as Chair of the firm from 1999 to 2006. Mr. Waitzer was also a professor and the Jarislowsky Dimma Mooney Chair in Corporate Governance at Osgoode Hall Law School and the Schulich School of Business at York University. Mr. Waitzer has considerable regulatory and governance experience, including serving as the Chairman of the Ontario Securities Commission from 1993 to 1996.
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(8)
	Board Audit & Risk	4 of 4 1 of 1	100% 100%	Subordinate Voting Shares Total Value of Securities(2) Equity Ownership Policy(3)		1,700 US$231,149 Met
	Options Held(4)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	May 16, 2023	May 16, 2028	11,250	US$91.84	11,250	US$496,463
	Dec. 5, 2023	Dec. 5, 2028	11.250	US$106.98	11,250	US$326,138
	DSUs Held(5)
	Dec. 3, 2024		1,319			US$179,344
	Public Board Memberships During the Last Five Years
	Home Capital Group Inc. Martinrea International Inc. Cymbria Corporation			2022 - 2023 2021 – Present 2021 - Present

__________

Notes:

(1)	Securities relates to Subordinate Voting Shares and Multiple Voting Shares held as at December 31, 2024. See "Authorized Capital, Outstanding Shares and Principal Holders of Shares". The information contained herein as to securities beneficially owned, or controlled or directed, directly or indirectly as at December 31, 2024 is based upon information furnished to Colliers by the respective director nominees.
(2)	Determined using the closing price per Subordinate Voting Share on NASDAQ on December 31, 2024 of US$135.97.
(3)	The Board has a board equity ownership policy which provides that each member of the Board is required to achieve and maintain, at all times during the period that he or she is a director of Colliers, minimum ownership of shares and DSUs of Colliers having a value of at least US$500,000. Newly elected or appointed directors of Colliers are permitted three years within which to attain the foregoing minimum ownership amount. See "Statement of Corporate Governance Practices – Board Equity Ownership Policy".
(4)	Information includes options held as at December 31, 2024. The options vest 10% on the grant date, 15% on the first anniversary, 20% on the second anniversary, 25% on the third anniversary and the balance on the fourth anniversary of the grant date. Notwithstanding the foregoing, the vesting of the noted options held by each non-employee director is accelerated, such that they become immediately fully vested and exercisable, in the event that such director does not stand for re-election, resigns as a director or fails to be re-elected as a director, in each case, in circumstances where there is no willful and substantial breach of such director's fiduciary duties or other legal obligations to Colliers. The expiration date is the fifth anniversary of the grant date. The value of the options was determined using the closing price of the Subordinate Voting Shares on NASDAQ on December 30, 2024 of US$135.97 less the exercise price of the applicable stock options.
(5)	Information includes DSUs held as at December 31, 2024. The value of the DSUs was determined using the closing price of the Subordinate Voting Shares on NASDAQ on December 30, 2024 of US$135.97.
(6)	1,432,511 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares held as at December 31, 2024 were held by Henset Capital Inc. 3,172,858 Subordinate Voting Shares held as at December 31, 2024 were held by FSV Shares LP. 231,004 Subordinate Voting shares held at December 31, 2024 where held by FSV Shares II LP. 355,214 Subordinate Voting Shares held at December 31, 2024 were held by FSV Shares III LP. 31,400 Subordinate Voting Shares held at December 31, 2024 were held by The Hennick Family Foundation. Each of such entities are controlled by Mr. Hennick.
(7)	7,500 of the Subordinate Voting Shares noted as at December 31, 2024 were held by McWain Partners LLC, an entity controlled by Mr. Sutherland.
(8)	The Subordinate Voting Shares noted as at December 31, 2024 were held by Waitzer Professional Corporation, an entity controlled by Mr. Waitzer.

Following the Meeting, Colliers will issue a news release disclosing the detailed results of the vote for the election of directors in accordance with the rules of the TSX.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the best of the knowledge of Colliers and based upon information provided to it by the proposed directors for election to the Board, none of the proposed directors:

(a)	is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including Colliers) that: (i) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days (collectively, an "Order") that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;
(b)	is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company (including Colliers) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director, except for Benjamin Stein, who served as a director of GTT Communications, Inc. (“GTT”) from May 2019 until December 2021. GTT commenced Chapter 11 bankruptcy proceedings in the United States in October 2021 which were subsequently completed in December 2022.

Advisory Resolution on Executive Compensation

Colliers believes that its compensation objectives and approach to executive compensation appropriately align the interests of Management with the long term interests of shareholders. Details of Colliers' approach to executive compensation is disclosed above. See "Executive Compensation – Compensation Discussion and Analysis".

Shareholders will be asked at the Meeting to consider and, if deemed advisable, pass the following non-binding advisory resolution (the "Say on Pay Resolution"):

"BE IT RESOLVED THAT, on an advisory basis and without diminishing the role and responsibilities of the Board, that the shareholders of Colliers accept the approach to executive compensation disclosed in the management information circular delivered in advance of the annual meeting of shareholders held on April 1, 2025."

The Board recommends that shareholders vote for the Say on Pay Resolution. Unless provided to the contrary, the persons named in the accompanying form of proxy (if the same is duly executed in their favour and is duly deposited) will vote the Colliers shares represented thereby for the Say on Pay Resolution.

Because the Say on Pay Resolution is an advisory vote, the results are not binding upon the Board. However, the Board and the Compensation Committee will take the results of the vote into account when considering future compensation policies, procedures and decisions and in determining whether there is a need to change its engagement with Colliers shareholders on executive compensation and related matters. Colliers will disclose the results of the Say on Pay Resolution as a part of its report on voting results for the Meeting. The Board welcomes comments and questions on Colliers' executive compensation practices. Shareholders who wish to contact the Board can do so as noted below under "Shareholder Engagement".

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise indicated in this Circular, no person who has been a director or executive officer of Colliers at any time since the beginning of Colliers' last financial year, no proposed nominee for election as a director of Colliers, and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of Colliers, other than as disclosed elsewhere in this Circular, no informed person of Colliers, any proposed director of Colliers or any associate or affiliate of any informed person or proposed director of Colliers has had any material interest, direct or indirect, in any transaction since the commencement of Colliers' most recently completed financial year or in any proposed transaction which has materially affected or would materially affect Colliers or any of its subsidiaries. An "informed person" means a director or executive officer of Colliers, a director or executive officer of a person or company that is itself an informed person or subsidiary of Colliers, or any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of Colliers or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of Colliers.

In April 2021, as discussed elsewhere in this Circular, Colliers entered into a transaction with Mr. Hennick and certain entities related thereto in order to, among other things, settle a previously existing long-term incentive arrangement and provide for an orderly timeline for the elimination of Colliers’ dual class share structure. For further details regarding this transaction, please see the management information circular for the meeting of shareholders on April 14, 2021, a copy of which is available on SEDAR+ at www.sedarplus.ca

INSURANCE

Colliers holds a directors' and officers' liability insurance policy (the "Policy") which is designed to protect Colliers and its directors and officers against any legal action which may arise as a result of wrongful acts on the part of directors and/or officers of Colliers. The Policy is written for limits of US$60.0 million subject to a corporate deductible of US$5.0 million on securities claims and US$2.5 million on all other claims. In respect of the year ended December 31, 2024 the cost to Colliers in maintaining the Policy was US$872,000.

ADDITIONAL INFORMATION

Additional information relating to Colliers is available on SEDAR+ at www.sedarplus.ca. Financial information is being provided in Colliers' comparative financial statements for the year ended December 31, 2024 and the related management's discussion and analysis. A copy of the following documents may be obtained, without charge, upon request to the Corporate Secretary of Colliers at 1140 Bay Street, Suite 4000, Toronto, Ontario M5S 2B4, Phone (416) 960-9500, Fax: (416) 960-5333: (a) the latest Annual Information Form of Colliers together with any document, or the pertinent pages of any document, incorporated by reference therein; (b) the comparative financial statements of Colliers for the year ended December 31, 2024 together with the accompanying Report of Independent Registered Public Accounting Firm thereon, any interim financial statements of Colliers for periods subsequent to December 31, 2024 and the related management's discussion and analysis therefor; and (c) this Circular.

SHAREHOLDER ENGAGEMENT

Shareholders, employees and other interested parties may communicate directly with the Board through the Lead Director by writing to:

Lead Director Colliers International Group Inc. 1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4 investor.relations@colliers.com

GENERAL

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if matters not now known to management should come before the Meeting, Colliers shares represented by proxies solicited by Management will be voted on each such matter in accordance with the best judgement of the nominees voting same. The contents and the sending of the Notice of Meeting and this Circular have been approved by the Board.

By Order of the Board of Directors

Matthew Hawkins
February 13, 2025	Senior Vice President, Legal and Corporate
Secretary

APPENDIX A

BOARD MANDATE

The purpose of this mandate ("Mandate") of the board of directors (the "Board") of Colliers International Group Inc. (the "Company") is to provide guidance to Board members as to their duties and responsibilities. The power and authority of the Board is subject to the provisions of applicable law.

Purpose of the Board

The Board is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and affairs of the Company. The Board discharges some of its responsibilities directly and discharges others through committees of the Board. The Board is not responsible for the day-to-day management and operation of the Company's business, as this responsibility has been delegated to management. The Board is, however, responsible for supervising management in carrying out this responsibility.

Membership

The Board consists of directors elected by the shareholders as provided for in the Company's constating documents and in accordance with applicable law and any policies adopted from time to time by the Board. From time to time, the Nominating and Corporate Governance Committee shall review the size of the Board to ensure that its size facilitates effective decision-making by the Board in the fulfillment of its responsibilities.

Each member of the Board must act honestly and in good faith with a view to the best interests of the Company, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director is responsible for the matters under "Role and Responsibilities of the Board" below as well as for other duties as they arise in the director's role.

All members of the Board shall have suitable experience and skills given the nature of the Company and its businesses and have a proven record of sound judgment. Directors are to possess characteristics and traits that reflect:

•	high ethical standards and integrity in their personal and professional dealings;

•	the ability to provide thoughtful and experienced counsel on a broad range of issues and to develop a depth of knowledge of the businesses of the Company in order to understand and assess the assumptions on which the Company's strategic and business plans are based and to form an independent judgment with respect to the appropriateness and probability of achieving such plans;

•	the ability to monitor and evaluate the financial performance of the Company;

•	an appreciation of the value of Board and team performance over individual performance and a respect for others; and

-A2-
•	an openness for the opinions of others and the willingness to listen, as well as the ability to communicate effectively and to raise tough questions in a manner that encourages open and frank discussion.

Directors are expected to commit the time and resources necessary to properly carry out their duties. Among other matters, directors are expected to adequately prepare for and attend all regularly scheduled Board meetings. New directors are expected to understand fully the role of the Board, the role of the committees of the Board and the contribution individual directors are expected to make.

Ethics

Members of the Board shall carry out their responsibilities objectively, honestly and in good faith with a view to the best interests of the Company. Directors of the Company are expected to conduct themselves according to the highest standards of personal and professional integrity. Directors are also expected to set the standard for Company-wide ethical conduct and ensure ethical behaviour and compliance with laws and regulations. If an actual or potential conflict of interest arises, a director shall promptly inform the Chair or Lead Director and shall refrain from voting or participating in discussion of the matter in respect of which he has an actual or potential conflict of interest. If it is determined that a significant conflict of interest exists and cannot be resolved, the director should resign.

Directors are expected to act in accordance with applicable law, the Company's constating documents, the Company's Code of Ethics and Conduct and other policies applicable to directors as are adopted from time to time.

Meetings

The Board shall meet in accordance with a schedule established each year by the Board, and at such other times as the Board may determine. Meeting agendas shall be developed in consultation with the Chair or Lead Director. Board members may propose agenda items though communication with the Chair or Lead Director. The Chair is responsible for ensuring that a suitably comprehensive information package is sent to each director in advance of each meeting. At the discretion of the Board, members of management and others may attend Board meetings, except for separate meetings of the independent directors of the Board.

Directors are expected to be fully prepared for each Board meeting, which requires them, at a minimum, to have read the material provided to them prior to the meeting. At Board meetings, each director is expected to take an active role in discussion and decision-making. To facilitate this, the Chair is responsible for fostering an atmosphere conducive to open discussion and debate.

Independent directors shall have the opportunity to meet at appropriate times without management present at regularly scheduled meetings. The Lead Director shall be responsible for presiding over meetings of the independent directors. Independent directors may propose agenda items for meetings of independent directors through communication with the Chair or Lead Director.

-A3-

Role and Responsibilities of the Board

The Board is responsible for approving the Company's goals, objectives and strategies. The Board is also responsible for overseeing the implementation of appropriate risk assessment systems to identify and manage principal risks of the Company's business.

In addition to the other matters provided in this Mandate, including the matters delegated to Board committees as set out below, the Board is also responsible for the following specific matters:

•	review and approve management's strategic plans;

•	review and approve the Company's financial objectives, business plans and budgets, including material capital expenditures;

•	monitor corporate performance against the strategic plans and business, operating and capital budgets;

•	management succession planning, including appointing and monitoring, the Chief Executive Officer of the Company;

•	assess its own effectiveness in fulfilling its responsibilities, including monitoring the effectiveness of individual directors;

•	ensure the integrity of the Company's internal control system and management information systems;

•	developing the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines; and

•	satisfy itself that appropriate policies and procedures are in place regarding public disclosure and restricted trading by insiders, including the review and approval of the Company's corporate disclosure policy and confirmation that a process is in place to disclose all material information in compliance with the Company's timely disclosure obligations and to prevent selective disclosure of material information to analysts, institutional investors, market professionals and others.

A director has an important and positive role as a representative of the Company. A director is also expected to participate in outside activities that enhance the Company's image to investors, employees, customers and the public.

Procedures to Ensure Effective and Independent Operation

The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board. In addition to the policies and procedures provided elsewhere in this Mandate and in the position descriptions of the Chair of the Board and the Lead Director, the Board has adopted the following procedures:

-A4-
•	the Board has complete access to the Company's management;

•	the Board requires timely and accurate reporting from management and shall regularly review the quality of management's reports;

•	subject to the approval of the Board, individual directors may engage an external adviser at the expense of the Company in appropriate circumstances;

•	the Chair of the Board shall monitor the nature and timeliness of the information requested by and provided by management to the Board to determine if the Board can be more effective in identifying problems and opportunities for the Company; and

•	the Chair, together with the Chief Executive Officer, shall develop a position description for the Chief Executive Officer. This position description shall be approved by the Board.

Board Committees

Subject to limits on delegation contained in corporate law applicable to the Company, the Board has the authority to establish and carry out its duties through committees and to appoint directors to be members of these committees. The Board assesses the matters to be delegated to committees of the Board and the constitution of such committees annually or more frequently, as circumstances require. From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board.

The Board has established the following committees: (1) Audit & Risk Committee; (2) Executive Compensation Committee; and (3) Nominating & Corporate Governance Committee. The respective responsibilities of each of the foregoing committees is set forth in the applicable committee mandate.